Exhibit 99.2

NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE
ANNUAL MEETING OF SHAREHOLDERS
to be held on November 14, 2019

October 4, 2019

Notice of Annual Meeting of Shareholders

Aphria Inc.

NOTICE-AND-ACCESS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of shareholders of Aphria Inc. (“Aphria” or the “Company”) will be held on Thursday, November 14, 2019, at 2:00 p.m. (Eastern Time) at the Royal Canadian Military Institute, 426 University Avenue, Toronto, Ontario for the following purposes:

1.	to receive the annual audited financial statements of the Company for the financial year ended May 31, 2019, together with the report of the auditors thereon;

2.	to appoint the auditors of the Company to hold office until the close of the next annual meeting of the shareholders of the Company or until a successor is appointed, and to authorize the directors of the Company to fix the remuneration of the auditors;

3.	to elect directors of the Company to hold office until the close of the next annual meeting of the shareholders of the Company or until their successors shall be elected or appointed; and

4.	to consider other business that may properly come before the Meeting or any adjournment thereof.

This Notice (this “Notice of Meeting”), the accompanying management information circular in respect of the meeting (the “Circular”), and the annual financial statements for the financial year ended May 31, 2019 (the “Financial Statements”) and related management’s discussion and analysis (the “MD&A”) have been posted on the Company’s website at aphriainc.com/investors and on Aphria’s profile at www.SEDAR.com.

The voting procedure for the Meeting is explained in detail in the Circular. As a shareholder of Aphria, it is very important that you read the Circular carefully and then vote your common shares, either by proxy or in person at the Meeting.

In lieu of mailing this Notice of Meeting, the Circular, the Financial Statements, and the MD&A, we are using the notice-and-access mechanism under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) to provide access to an electronic copy of these documents to registered holders and non-objecting beneficial owners of Aphria’s common shares by posting them on the websites noted above. Notice-and-access allows issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) online, via the System for Electronic Data Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to shareholders. Shareholders who have previously provided standing instructions will receive a paper copy of these documents.

The Company will deliver paper copies of this Notice of Meeting, the Circular, the Financial Statements, and the MD&A directly to registered holders and non-objecting beneficial owners of Aphria’s common shares through the services of Computershare Investor Services Inc. (“Computershare”) and Broadridge Financial Solutions, Inc. (“Broadridge”), respectively. The Company does not intend to pay for intermediaries to deliver these materials to objecting beneficial owners. In order to ensure that paper copies can be delivered to a requesting Shareholder in time for such Shareholder to review them and vote their Common Shares for the Meeting, requests for paper copies must be received no later than Wednesday, November 6, 2019. To obtain paper copies or if you have questions about Notice-and-Access:

•	Registered Shareholders must contact Computershare, toll-free within North America at 1-866-962-0498, or direct from outside of North America at 1-514-982-8716, and enter the 15-digit control number as indicated on your form of proxy.

•	Non-objecting beneficial owners must contact Broadridge by phone, toll-free within North America at 1-877-907-7643, or direct from outside of North America at 1-905-507-5450, or on the web at www.proxyvote.com, and enter the 16-digit control number as indicated on your voting instruction form. Non-objecting beneficial owners that do not have a control number must call 1-855-887-2243.

The record date for determining the shareholders entitled to receive notice of and vote at the Meeting is October 4, 2019. If you held common shares as of the close of business on such date, you have the right to cast one vote per common share on any resolution to be voted upon at the Meeting.

Registered shareholders may attend the Meeting in person or may be represented by proxy. Registered shareholders who are unable to attend the Meeting (or any adjournment or postponement) in person are requested to date, sign, and return the enclosed form of proxy for use at the Meeting (or any adjournment or postponement). To be effective, the form of proxy must be received by Aphria’s transfer agent Computershare at its offices at 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1 (according to the instructions on the proxy), not less than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). The chair of the Meeting has discretion to waive this cut-off time without notice.

If you are a nonregistered holder of common shares and have received these materials through your broker or through another intermediary, please follow the instructions set out in the voting instruction form or other instructions received from the intermediary to ensure that your common shares will be voted at the Meeting.

Dated October 4, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

“Irwin D. Simon”

Irwin D. Simon

Interim Chief Executive Officer and Chair of the Board of Directors

Table of Contents

Management Information Circular	5
Proxy-Related Matters	5
Non-IFRS Measures	8
Voting Securities and Principal Holders Thereof	8
Business of the Meeting	8
Compensation Discussion and Analysis	17
Security-based Compensation Arrangements	34
Securities Authorized for Issuance under Equity Compensation Plans	48
Indebtedness of Directors and Officers	48
Interest of Informed Persons in Material Transactions	48
Interest of Certain Persons and Companies in Matters to be Acted Upon	48
Statement of Corporate Governance Practices	49
Approval	58

Management Information Circular

This management information circular (this “Circular”) is for the annual meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of Aphria Inc. (the “Company” or “Aphria”) to be held on Thursday, November 14, 2019, at 2:00 p.m. (Eastern Time) at the Royal Canadian Military Institute, 426 University Avenue, Toronto, Ontario.

In this Circular, “you” and “your” refer to the Shareholder, and “we”, “us”, and “our”, refer to Aphria. The information in this document is presented as of October 4, 2019, unless otherwise indicated.

To help you make an informed decision, please read this Circular, which gives you important information about the Company and the matters to be dealt with at the Meeting, and the annual financial statements for the year ended May 31, 2019 (the “Financial Statements”) and related management’s discussion and analysis (the “MD&A”), which gives you important financial information about the Company.

All currency amounts referred to in this Circular are expressed in Canadian dollars unless stated otherwise. Hendrik Knopp’s compensation is paid in euros and reported in Canadian dollars. The rate of exchange used to convert euros to Canadian dollars is the monthly exchange rate reported by the Bank of Canada for each month in FY2019. The monthly exchange rates reported by the Bank of Canada are:

Month	C$ per euro	Month	C$ per euro
March 2018	1.5950	November 2018	1.4999
April 2019	1.5628	December 2018	1.5305
May 2018	1.5212	January 2019	1.5192
June 2018	1.5328	February 2019	1.4988
July 2018	1.5355	March 2019	1.5108
August 2018	1.5058	April 2019	1.5036
September 2018	1.5191	May 2019	1.5058
October 2018	1.4966

Record Date and Quorum

The Company’s board of directors (the “Board”) has resolved that the record date (the “Record Date”) for determining which Shareholders are entitled to receive notice of and vote at the Meeting is October 4, 2019. If you held Common Shares as of the close of business on the Record Date, you have the right to cast one vote per Common Share held on such date on any resolution to be voted upon at the Meeting.

Under the by-laws of Aphria, a quorum of shareholders is present at a meeting of shareholders if the holders of not less than 10% of the shares entitled to vote at the meeting are present in person or represented by proxy, and at least two persons entitled to vote at the meeting are actually present at the meeting.

Proxy-Related Matters

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Aphria for use at the Meeting for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”). The associated costs of soliciting proxies will be borne by the Company. The solicitation of proxies will be conducted primarily by mail. However, directors, officers, and regular employees of Aphria may also solicit proxies by telephone, facsimile, e-mail or in person without special compensation.

Appointment of Proxies

Shareholders who are unable to attend the Meeting and vote in person may still vote by appointing a proxyholder. The enclosed form of proxy designates Irwin D. Simon, Interim Chief Executive Officer of the Company, and Carl Merton, Chief Financial Officer of the Company, as proxyholder and alternate proxyholder, respectively.

However, a Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) other than the persons designated in the form of proxy provided by Aphria to represent the Shareholder at the Meeting. To exercise this right, the Shareholder should strike out the names of the Company’s designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided, or submit another appropriate form of proxy. Make sure that the person you appoint is aware that they have been appointed and attend the Meeting. In order to be effective, Shareholders must send their proxy to Aphria’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”) at its offices at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or by telephone at 1-866-732-8683 (according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time fixed for the Meeting, being Thursday, November 14, 2019, at 2:00 p.m. (Eastern Time), subject to any adjournment or postponement. The chair of the Meeting has discretion to waive this cut-off time without notice. The proxy shall be in writing and executed by the respective Shareholder or such Shareholder’s attorney authorized in writing or, if such Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney.

Revocation of Proxy

A registered Shareholder who has submitted a proxy may revoke it at any time prior to it being exercised. If a registered Shareholder who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the registered Shareholder or their attorney authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney and deposited either at the head office of the Company at any time up to and including the last business day preceding the day of the Meeting (or any adjournment or postponement) at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting (or any adjournment or postponement), and upon either of such deposits, the proxy is revoked. If you are a nonregistered Shareholder, please contact your intermediary for instructions on how to revoke your voting instructions.

Voting of Proxies

The Common Shares represented by an effective proxy will be voted or withheld from voting in accordance with the instructions specified on the proxy on any ballot that may be called. Where no choice is specified on the proxy, the Common Shares will be voted FOR the matters set out on the enclosed form of proxy. The enclosed form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting (or any adjournment or postponement). As at the date of this Circular, management is not aware of any amendments, variations, or other matters which may be brought before the Meeting. If such should occur, the persons designated by management will vote in accordance with their best judgment, exercising discretionary authority.

Advice to Nonregistered Shareholders

You are a “nonregistered Shareholder” if your Common Shares are registered in the name of a nominee, such as a brokerage firm through which you purchased the shares, a bank, a trust company, or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs, and similar plans. In Canada, the vast majority of shares held by nonregistered Shareholders are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Inc., which acts as a nominee of many Canadian brokerage firms. Shares held by brokers or their nominees can only be voted or withheld from voting upon the instructions of the nonregistered Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of Aphria do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries to seek voting instructions from nonregistered Shareholders in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by nonregistered Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a nonregistered Shareholder by its broker may be identical to the form of proxy provided by Aphria to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the nonregistered Shareholder. Many brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge will provide instructions to nonregistered Shareholders on how to vote their Common Shares. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A nonregistered Shareholder receiving a form of proxy or voting instruction form from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting – the form must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

If you are a nonregistered Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

Obtaining Paper Copies

In lieu of mailing this Circular, the Notice of Meeting, the Financial Statements, and the MD&A, we are using the notice-and-access provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). The Notice-and-Access provisions allow issuers to post electronic versions of such documents online via the System for Electronic Data Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to Shareholders. The use of Notice-and-Access provisions reduces paper waste and mailing costs to the Company.

Shareholders will receive a notice containing information on how they can access such documents electronically, as well as instructions on how to receive a paper copy of this Circular, the Notice of Meeting, the Financial Statements, and the MD&A. Shareholders who have previously provided standing instructions will receive a paper copy of such documents together with the form of proxy or voting instruction form.

This Circular and the Notice of Meeting have been posted on the Company’s website at aphriainc.com/investors and on Aphria’s profile at www.SEDAR.com.

The Company will deliver paper copies of this Circular, the Notice of Meeting, the Financial Statements, and the MD&A directly to registered Shareholders and non-objecting beneficial owners through the services of Computershare and Broadridge, respectively. The Company does not intend to pay for the intermediaries to deliver these materials to objecting beneficial owners. In order to ensure that paper copies can be delivered to a requesting Shareholder in time for such Shareholder to review them and vote their Common Shares for the Meeting, requests for paper copies must be received no later than Wednesday, November 6, 2019. To obtain paper copies or if you have questions about Notice-and-Access:

•	Registered Shareholders must contact Computershare, toll-free within North America at 1-866-962-0498, or direct from outside of North America at 1-514-982-8716, and enter the 15-digit control number as indicated on your form of proxy.

•	Non-objecting beneficial owners must contact Broadridge by phone, toll-free within North America at 1-877-907-7643, or direct from outside of North America at 1-905-507-5450, or on the web at www.proxyvote.com, and enter the 16-digit control number as indicated on your voting instruction form. Non-objecting beneficial owners that do not have a control number must call 1-855-887-2243.

Non-IFRS Measures

In this Circular, reference is made to adjusted EBITDA, which is not a measure of financial performance under International Financial Reporting Standards (“IFRS”).

The Company calculates adjusted EBITDA as follows: net income (loss), plus (minus) income taxes (recovery) plus (minus) non-operating (income) loss, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment, plus transaction costs, and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and it is a close proxy for repeatable cash generated by operations.

Further information on the Company’s reconciliation of this non-IFRS measure is included in the Financial Statements and the MD&A, which have been posted on the Company’s website at aphriainc.com/investors and on Aphria’s profile at www.SEDAR.com.

Voting Securities and Principal Holders Thereof

The authorized capital of the Company consists of an unlimited number of Common Shares. There were 251,557,806 Common Shares of the Company outstanding as of the Record Date. Each Common Share owned as of the Record Date entitles the holder to one vote.

To the knowledge of the directors or officers of the Company as of the date of this Circular, no person or corporation beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

Business of the Meeting

Receipt of Financial Statements and Report of the Auditors

The audited consolidated financial statements of Aphria for the financial year ended May 31, 2019 (“FY2019”), which also contain comparative information for the financial year ended May 31, 2018 (“FY2018”), and the report of the auditors thereon, will be placed before the Meeting. Approval of the Shareholders is not required in relation to the financial statements or the report of the auditors thereon.

Reappointment of Auditors

On the advice of the Audit Committee, the Board has resolved that PricewaterhouseCoopers LLP will be nominated for reappointment as the auditors of the Company.

Accordingly, the Board recommends that the Shareholders vote FOR the resolution to reappoint PricewaterhouseCoopers LLP as the auditors of Aphria for a term ending at the close of the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the remuneration of the auditors. PricewaterhouseCoopers LLP have been the auditors of Aphria since October 2016.

Unless specifically instructed, the Company’s designees named in the enclosed form of proxy intend to cast the votes represented by such proxy FOR the resolution to reappoint PricewaterhouseCoopers LLP as auditors and to authorize the Board to fix their remuneration. The reappointment of the auditors is an ordinary resolution, and requires the support of a majority of the votes cast to be adopted.

The following table sets forth, by category, the fees for all services rendered by PricewaterhouseCoopers LLP for FY2018 and FY2019.

Category	FY2018	FY2019
Audit Fees(1)	$285,000	$780,000
Audit Related Fees(2)	$179,872	$90,000
Tax Fees(3)	-	-
All Other Fees(4)	$464,872	$226,000

Notes:

(1)	Includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation, regulation or the rules and policies of the TSX and the NYSE, such as comfort letters, consents, reviews of securities filings, and statutory audits.

(2)	Includes services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews, and audit or attest services not required by legislation or regulation.

(3)	Includes fees for all tax services other than those included in “Audit Fees” and “Audit Related Fees”. This category includes fees for tax compliance, tax planning, and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	Prospectus fees.

Election of Directors

The articles of the Company provide that there shall be a minimum of 3 and a maximum of 15 directors, with the actual number to be determined from time to time by the Board. The Board has determined that it is appropriate to present seven nominees for election to the Board.

Each director elected at the Meeting will serve, subject to the by-laws of the Company and applicable law, until the close of the next annual meeting of shareholders or until their successor is elected or appointed, unless their office is earlier vacated.

The Board recommends that Shareholders vote FOR the election of the nominees whose names are set out below.

Unless specifically instructed, the Company’s designees named in the enclosed form of proxy intend to cast the votes represented by such proxy FOR the election of the nominees whose names are set out below.

All of the Company’s nominees have confirmed their eligibility and willingness to serve as a director if elected and, in the opinion of the Board, are qualified to act as directors of the Company. The Company does not anticipate that any of the Company’s nominees will be unable to serve as a director. However, if for any reason any such nominees do not stand for election or are unable to serve as such, the designees named in the enclosed form of proxy may vote for any other nominee in their discretion unless the Shareholder has specified in their proxy that their Common Shares are to be withheld from voting for the election of directors.

Director Nominees

The following pages set out information about each of the Company’s director nominees, including a brief biography, their position with the Company, their principal occupation or employment during the last five years, the date they were first elected or appointed as a director of the Company, their record of attendance at meetings of the Board and current committees, the number of Common Shares and other Aphria securities they beneficially own, control or direct, indirectly or directly, and the Board’s assessment of whether they are “independent” as such term is used in National Instrument 52-110 – Audit Committees (“NI 52-110”).

 Irwin D. Simon

Director, Chair of the Board, and Interim Chief Executive Officer

Age: 61

New York, USA

Director since: December 2018

Not Independent (Interim Chief Executive Officer of Aphria)

2018 voting results: N/A

Irwin D. Simon is a business executive who founded The Hain Celestial Group, Inc., a leading organic and natural products company in 1993. As Founder, President, Chief Executive Officer and Chairman, Mr. Simon led the Hain Celestial Group for more than 25 years and grew the business to $3 billion in net sales with operations in North America, Europe, Asia, and the Middle East providing consumers with A Healthier Way of Life™. Mr. Simon has nearly four decades of executive leadership and operating experience in the global consumer packaged goods industry, including with some of the world’s largest luxury brands.

Board and committee attendance	Membership	Meeting attendance
	Board	8/8
	Total	100%
Current outside directorships	Public boards
MDC Partners Inc. Act II Global Acquisition Corp.
Equity holdings(1)	Type	Number
	Common Shares	-
	RSUs	87,294
	DSUs	-
	Options	1,038,419
Shareholding requirements	% of shareholding requirements	Target date to meet requirement
	Does not yet apply	December 2023

Notes:

(1)	Granted to Mr. Simon for his role as Interim CEO and not as Chair of the Board or as a director.

 John M. Herhalt

Lead Director Age: 62 Ontario, Canada Director since: September 2018 Independent 2018 voting results: N/A	John M. Herhalt is a FCPA (FCA) and a retired partner from KPMG and has over 40 years of experience. He has worked across several industry sectors including automotive manufacturing, consumer products, infrastructure, power and utilities, and the public sector. During his time with KPMG, Mr. Herhalt served as Canada’s national advisory leader, national public sector leader, and KPMG International’s global head of infrastructure, government, and health care sectors providing subject matter advice and support to various KPMG member firms and their clients on a variety of projects in the Americas, Europe, Middle East, and Asia. After retiring from KPMG, Mr. Herhalt has continued to provide management consulting services on a part-time basis and serves as a director on several boards.

Board and committee attendance	Membership	Meeting attendance
	Board	18/19
	Audit Committee (chair)	4/4
	Total	96%
Current outside directorships	Public boards
None
Equity holdings	Type	Number
	Common Shares	-
	RSUs	7,500
	DSUs	9,507
	Options	-
Shareholding requirements	% of shareholding requirements	Target date to meet requirement
	Does not yet apply	September 2023

 Jodi Butts

Director Age: 46 Ontario, Canada New Nominee Independent 2018 voting results: N/A	A lawyer by trade and an entrepreneur at heart, Jodi L.H. Butts is a mission-oriented executive with a strong track record in driving positive change and growth within leading organizations. Previously, Jodi served as Chief Executive Officer of Rise Asset Development and Senior Vice-President of Operations and Redevelopment at Mount Sinai Hospital. Jodi brings significant governance experience as she currently serves as an independent member of the Board of Directors of Canada Goose Inc.; a member of the Board of Directors of Dot Health; a member of the Board of Governors and Audit Committee of the University of Windsor; and a member of the Walrus Foundation Board of Directors and Risk Management Committee. She also holds several Board Advisory roles including with Bayshore Home Healthcare and the World Health Innovation Network at the University of Windsor.

Board and committee attendance	Membership	Meeting attendance
	N/A	N/A
Current outside directorships	Public boards
Canada Goose Holdings Inc.
Equity holdings	Type	Number
	Common Shares	-
	RSUs	-
	DSUs	-
	Options	-
Shareholding requirements	% of shareholding requirements	Target date to meet requirement
	N/A	November 2024 (if elected)

 David Hopkinson

Director Age: 48 Madrid, Spain Director since: April 2019 Independent 2018 voting results: N/A	David Hopkinson serves as the Global Head of Partnerships for the Real Madrid Club de Futbol. Mr. Hopkinson joined Real Madrid in August 2018 and brings his 25 years of professional sports sales, marketing, and leadership experience to Aphria. Mr. Hopkinson began his career in professional sports in Toronto, Ontario, Canada where was previously Chief Commercial Officer of Maple Leaf Sports and Entertainment. He also serves on the Chancellor’s Advisory Committee for McGill University in Montreal, Quebec, Canada.

Board and committee attendance	Membership	Meeting attendance
	Board	1/1
	Total	100%
Current outside directorships	Public boards
None
Equity holdings	Type	Number
	Common Shares	-
	RSUs	-
	DSUs	6,568
	Options	-
Shareholding requirements	% of shareholding requirements	Target date to meet requirement
	Does not yet apply	April 2024

 Tom Looney

Director Age: 56 Connecticut, USA Director since: November 2018 Independent 2018 voting results: 98.11%	Tom Looney is the former President of Diageo US Spirits & Canada. In this position Mr. Looney had full responsibility for the growth and development of the company’s spirits business in the United States & Canada including brands such as Smirnoff, Crown Royal, Baileys, Johnnie Walker, Captain Morgan, and Ketel One. Mr. Looney was also a member of Diageo’s North American Executive Team. Previously, Mr. Looney held the position of President, Diageo Beer Company overseeing US sales, finance, marketing, and innovation teams.

Board and committee attendance	Membership	Meeting attendance
	Board	15/15
	Audit Committee	1/1
	Compensation Committee	6/6
	Total	100%
Current outside directorships	Public boards
None
Equity holdings	Type	Number
	Common Shares	750
	RSUs	7,500
	DSUs	9,507
	Options	-
Shareholding requirements	% of shareholding requirements	Target date to meet requirement
	Does not yet apply	November 2023

 Renah Persofsky

Director Age: 61 Ontario, Canada Director since: October 2017 Independent 2018 voting results: 95.18%	Renah Persofsky is an executive consultant at CIBC. She is a widely respected entrepreneur and strategist with a successful track record of creating 27 start-up companies and a rich history of investing in early stage companies. Ms. Persofsky serves as Board Chair for mobile on demand senior care and child care start-up BookJane, advises award winning payment card and platform technology firm Dynamics Inc., and is a board member for retail/QSR automation software specialty firm MeazureUp Inc.

Board and committee attendance	Membership	Meeting attendance
	Board	25/27
	Nominating and Governance Committee (chair)	6/6
	Total	94%
	Public boards
Current outside directorships	None
	Type	Number
Equity holdings	Common Shares	14,662
	RSUs	800
	DSUs	26,784
	Options	37,000
Shareholding requirements	% of shareholding requirements	Target date to meet requirement
	Does not yet apply	October 2022

 Walter Robb

Director Age: 65 California and Texas, USA Director since: April 2019 Independent 2018 voting results: N/A	Walter Robb is the former Co-Chief Executive Officer of Whole Foods Market and brings to Aphria a long and varied entrepreneurial history ranging from natural food retailer to farmer to consultant. Mr. Robb joined Whole Foods Market in 1991 and in 2010 was named co-Chief Executive Officer, at which time he joined the Whole Foods Market board of directors. In 2017, he transitioned his leadership focus to his role as a passionate advocate for greater food access in underserved communities, serving as Chairman of the Board for Whole Kids Foundation and Whole Cities Foundation. In 2018, Mr. Robb was inducted into the Expo West Natural Products Expo Hall of Legends.

Board and committee attendance	Membership	Meeting attendance
	Board	0/1(1)
	Total	0%
Current outside directorships	Public boards
The Container Store Group Incorporated
Equity holdings	Type	Number
	Common Shares	5,000
	RSUs	-
	DSUs	6,568
	Options	-
Shareholding requirements	% of shareholding requirements	Target date to meet requirement
	Does not yet apply	April 2024

Notes:

(1)	Mr. Robb was unable to attend his first Board meeting, which date had been set prior to his director appointment, due to a scheduling conflict.

Cease-Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the Company’s nominees:

•	is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any corporation (including Aphria) that,

•	was subject to an order (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) that was issued while the nominee was acting in the capacity as director, chief executive officer or chief financial officer, or

•	was subject to an order that was issued after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the nominee was acting in the capacity as director, chief executive officer or chief financial officer;

•	is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any corporation (including Aphria) that, while the nominee was acting in that capacity, or within a year of the nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•	has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee.

Furthermore, to the knowledge of the Company, no nominee (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a nominee.

Compensation Discussion and Analysis

Overview

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation philosophy, objectives, and processes, and to discuss compensation decisions relating to the Company’s executive officers, in particular the named executive officers (collectively, the “NEOs” and each an “NEO”) for FY2019, namely:

•	Irwin D. Simon, Interim Chief Executive Officer (“CEO”)

•	Vic Neufeld, Former CEO (retired from the Company effective March 1, 2019)

•	Carl Merton, Chief Financial Officer (“CFO”)

•	Christelle Gedeon, Chief Legal Officer

•	Hendrik Knopp, Managing Director of Aphria Germany

•	Jakob Ripshtein, Former President (resigned from the Company effective June 7, 2019)

The Compensation Committee, in consultation with the CEO, is responsible for establishing, reviewing and overseeing compliance with the compensation policies of the Company and compensation of the NEOs. The Compensation Committee reviews and makes recommendations to the Board regarding the compensation of the CEO on an annual basis. The CEO is responsible for making recommendations to the Compensation Committee with respect to the compensation of the other NEOs, which the Compensation Committee then provides to the Board along with any of its own further recommendations.

Objectives of Compensation Program

The Company’s executive compensation practices are based on a pay-for-performance philosophy that is designed to attract, motivate, and retain high performing senior executives, encourage and reward superior performance, and align our executives’ interests with those of the Shareholders. Our executive compensation practices accomplish these goals by:

•	Providing the opportunity for target total direct compensation (base salary + target short-term cash incentive + target long-term equity-based incentive) that is competitive with the compensation received by senior executives employed at a reference group of comparable publicly-traded companies;

•	Ensuring that a significant proportion of executive compensation is linked to the Company’s financial and operational performance through a variable compensation plan that does not encourage inappropriate risk-taking;

•	Providing senior executives with long-term equity-based incentives, which also helps to ensure that senior executives meet or exceed minimum share ownership requirements; and

•	Enabling the exercise of informed judgement regarding the nature and criticality of the senior executive’s role, as well as applying performance and market context to the comparator peer group data with input from the CEO, to ensure the entirety of a senior executive’s contribution is recognized.

In order to implement our compensation philosophy and achieve our goals, we have adopted a number of leading compensation practices as set out in the table below:

Key Features of our Compensation Program
• Annual incentive awards subject to achievement of pre-established performance goals tied to financial objectives
• Significant proportion of senior executives’ target total direct compensation is “at-risk”, including in the form of equity incentives
• Use of compensation consultant Mercer (Canada) Limited (“Mercer”) to provide advice, analysis, and market compensation surveys for all employees and executives.(1)

Notes:

(1)	Mercer was retained in July 2019 and their review is ongoing.

We believe that the actual compensation our executives receive should have a direct connection to their contribution to the Company’s financial performance and overall long-term success. Accordingly, our compensation program strongly links executive compensation to the actual performance of the Company and aligns compensation with Shareholder value by combining short-term cash incentives and long-term equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align senior executives’ incentives with Shareholder value creation by having a significant proportion “at risk” of each senior executive’s total target direct compensation. Our senior executives’ short-term incentive plan payout is conditional on attaining or exceeding certain Company financial metrics, in particular annual targets related to revenue from cannabis produced (on a consolidated and operating-entity basis) and adjusted EBITDA as set out in the budget. The Board seeks to tie executive officers’ individual goals to their areas of primary responsibility. The Board also seeks to set company performance goals that reach across all business areas and include achievements in finance/business development and corporate development.

Compensation Committee

The Board has established the Compensation Committee to assist in fulfilling the Board’s compensation oversight responsibilities.

The Compensation Committee’s mandate is to, among other things, evaluate the performance of the CEO and monitor management’s succession plan for the CEO and overall compensation. The Compensation Committee is consulted regarding the appointment of senior executives, including the terms and conditions of their appointment and termination, reviews the performance evaluations of senior executives, and may make recommendations regarding such topics including their compensation. The Compensation Committee is also responsible for establishing and reviewing appropriate policies and compensation structures so that the Company can attract, motivate, and retain senior executives who exhibit high standards of integrity, competence, and performance. Finally, the Compensation Committee is responsible for developing a compensation philosophy and objectives that reward the creation of shareholder value while reflecting an appropriate balance between the short- and long-term performance of the Company.

As at October 4, 2019, the Compensation Committee consisted of Shlomo Bibas, Tom Looney and Michael Serruya, all of whom are considered “independent” within the meaning of NI 52-110. The Compensation Committee members have all had executive or senior roles in corporations or professional firms and/or Board positions where they were required to make or were involved in decisions and determinations related to executive compensation, and the Board believes that the Compensation Committee collectively has the knowledge, experience, and background required to fulfill its mandate. For more information about the backgrounds of the Compensation Committee members who will stand for re-election, refer to their respective biographies under “Business of the Meeting – Election of Directors”.

For more information on the Compensation Committee see “Board Committees – Compensation Committee”.

Compensation Components

The Company’s executive compensation program is comprised of fixed and variable components. The variable components include cash and equity incentive plans. Each compensation component has a different function, but all elements are designed to work in concert to maximize Company and individual performance and provide financial incentives to senior executives based on the level of achievement of specific operational and financial objectives.

The compensation of the NEOs includes three major elements: (i) base salary; (ii) short-term incentive plan (“STIP”), consisting of an annual cash bonus, and (iii) long-term incentive plan (“LTIP”), consisting of stock options (“Options”), and/or restricted share units (“RSUs”) granted under the Company’s Omnibus Long-Term Incentive Plan (“OLIP”) and any other equity plan that may be approved by the Board. The three major elements are summarized in the table below.

Component	Base salary	STIP	LTIP
Form	• Cash	• Cash	• Options • RSUs
Key Features	• Not at risk • Individual salary recommendations based on reference group data and Individual contribution and performance • Performance period: one year	• Annual award based on achievement of pre-determined corporate annual targets • Performance period: one year	• RSUs: performance-vesting conditions as determined by the Board • Options: no value to recipient unless shareholder value created from time of grant • Performance period: up to ten years
Objectives	• Attract and retain top talent • Recognize level of responsibilities, individual experience and contribution to the Company’s performance	• Motivate executives to attain and exceed the Company’s annual goals and financial targets	• Align executives with shareholder value creation • Support retention with vesting conditions
Performance Link	• None	• Payout conditional upon achievement of pre-determined metrics in Board-approved balanced scorecard	• Requires shareholder value creation to generate/increase compensation value

Base Salary

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries are determined on an individual basis, taking into consideration the past, current, and potential contribution to the Company’s success, the position and responsibilities of each senior executive, and competitive benchmarks for other companies of comparable size in the cannabis and comparable industries. Base salaries are set and adjusted to reflect the scope of an executive’s responsibility and prior experience.

Mr. Simon is an independent contractor to the Company and therefore is not paid a base salary. References in this Circular to a base salary paid to Mr. Simon are deemed to refer to the equivalent fees paid to Mr. Simon under the independent contractor agreement between him and the Company.

Short-term Incentive Plan (STIP)

The Company’s STIP aims to enhance the link between pay and performance by:

•	Aligning the financial interests and motivations of the Company’s senior executives and employees with the annual financial performance and returns of the Company;

•	Motivating senior executives and employees to work towards common annual performance objectives; and

•	Providing target total cash compensation that is at or higher than the median of the Reference Group (as defined below) in cases where superior financial performance and returns in excess of target objectives are attained.

The STIP for NEOs currently consists of an annual cash bonus. The following table shows the range of annual bonus payable to each NEO as a percentage of their base salary for FY2019.

Name(1)	Range of bonus payable
Irwin D. Simon(2)	0%	–	100%
Carl Merton	0%	–	60%
Christelle Gedeon	0%	–	50%
Hendrik Knopp	€0	–	€100,000
Jakob Ripshtein	0%	–	75%

Notes:

(1)	Mr. Neufeld was not eligible for a bonus in FY2019.

(2)	As a consultant and independent contractor, Mr. Simon does not participate in the STIP but is eligible to receive up to 100% of the fees that he received for his services as interim CEO as a contingent success fee payable under his independent consulting agreement.

Performance measures, targets, and payout levels under the STIP are reviewed and approved annually by the Board on the recommendation of the Compensation Committee. For FY2019, the Board approved the following measures and targets as part of a balanced scorecard as shown on the following table. We believe that these performance measures, which are based on internal budgets, continue to be appropriate as they ensure that goals are sufficiently challenging but attainable without encouraging short-term risk-taking at the expense of long-term results.

Category	Target	Achieved
Net cannabis revenue, consolidated	18%	0%
Net cannabis revenue, operating entity	12%	0%–12%
Adjusted EBITDA	10%	5%
Talent Acquisition	15%	30%

Category	Target	Achieved
Achievement of certain operational targets measured on a Board-approved scale	30%	30%
CEO discretionary top-up, if necessary	15%	0%
Total (as percent of target)	100%	65%–77%

In consideration of this year’s achievements, our bonus-eligible employees received a STIP payout of 65% to 77% (depending on the operating entity to which they primarily report) of total target based on the balanced scorecard. No amount of any STIP payment or bonus is guaranteed and the amount of bonus may change from year to year subject to the Company’s achievements and the individual targets set out above.

Long-term Incentive Plan (LTIP)

The purpose of the LTIP is to assist and encourage senior executives and key employees of the Company and its subsidiaries to work towards and participate in the growth and development of the Company and to assist the Company in attracting, retaining, and motivating its senior executives and key employees. The LTIP is designed to:

•	Recognize and reward the impact of longer-term strategic actions undertaken by senior executives and key employees;

•	Align the interests of the Company’s senior executives and key employees with Shareholders;

•	Focus senior executives and key employees on developing and successfully implementing the continuing growth strategy of the Company;

•	Foster the retention of senior executives and key management personnel; and

•	Attract talented individuals to the Company.

The LTIP for NEOs currently consists of equity incentive grants in the form of Options and RSUs under the OLIP and any other equity plan that may be approved by the Board.

The Board creates alignment of long-term interests of the Company, Shareholders and its senior executives by granting to senior executives equity incentives that vest over long and varying time horizons, and whose value appreciates with the favourable Company performance, which in turn also helps to achieve the Company’s objective of retaining senior executives. The Board also has the ability under the OLIP to award RSUs with performance-vesting conditions in furtherance of the Company’s pay-for-performance philosophy. For more information, see “Security-based Compensation Arrangements – Omnibus Long-Term Incentive Plan”.

In determining LTIP grants, the Board aims to bring total target direct compensation for the Company’s senior executives into range bounded by the median and 75th percentile of the Reference Group if the Company achieves its goals.

Pension Benefits and Nonqualified Deferred Compensation

The senior executives do not benefit from pension plan participation as the Company does not currently have a company-sponsored pension plan. Moreover, none of the senior executives participate in a nonqualified deferred compensation plan.

Other Perquisites and Benefits

While senior executives receive a car allowance and some receive a gas allowance, perquisite and personal benefits are not a significant element of the compensation awarded to senior executives.

Compensation Review

Following the graduation of the Company to the Toronto Stock Exchange (the “TSX”) in March 2017, and as the Company has continued to grow rapidly in size and complexity, the Company has continued to engage outside independent compensation consultants to assist with the assessment of and compilation of appropriate benchmarking data in connection with the establishment of appropriate compensation for all employees plus the CEO for FY2019 and thereafter.

Compensation Consultant

In May 2017, Hugessen Consulting Inc. (“Hugessen”) was engaged by the Compensation Committee (and prior to that the former Compensation, Nomination and Governance Committee) as its independent consultant to assist with the assessment and determination of appropriate compensation for the CEO in respect of FY2019.

As of the date of this Circular, Hugessen is no longer retained to provide executive compensation related services to the Company. In July of 2019, Mercer was retained by management of the Company to provide independent advice, analysis, and market compensation surveys for all employees, including executives (except the CEO). Mercer does not provide any other services to management of the Company. Subsequently, Mercer was retained by the Compensation Committee on an independent mandate to provide advice and recommendations on CEO compensation.

Advisor	Executive Compensation-Related Fees		All Other Fees
	FY2018	FY2019	FY2018	FY2019
Hugessen	$24,777.38	$40,403.35	-	-
Mercer	-	-	-	-

Reference Group

To meet the Company’s objectives of providing market-competitive compensation opportunities, the Company’s senior executive compensation plans are benchmarked against market compensation data gathered from organizations of comparable size, complexity, and geographical scope, as well as other companies with which the Company competes for executive talent.

As part of the benchmarking process, the Compensation Committee reviewed compensation data gathered from proxy circulars of other publicly-traded companies (the “Reference Group”). In 2017, the Compensation, Nomination and Governance Committee first engaged Hugessen to determine certain criteria for establishing the Reference Group. The Reference Group was generated following an analysis of entities across a range of considerations, including revenue, market capitalization, and total enterprise value, and an analysis of their short-term and long-term incentive plans and their senior executives’ total compensation. The industry sector is particularly relevant in the selection of the Reference Group, as the Company may be in competition with these organizations for customers, revenue, executive talent, and capital. Job scope and responsibility associated with senior executive positions are also considered. The Compensation Committee was also informed by an overview of current and emerging governance and executive compensation trends.

For FY2019, Hugessen and the Compensation, Nomination and Governance Committee used similar criteria to determine the Reference Group. The following criteria were considered:

•	In recognition of the lack of publicly traded, revenue-generating, and profit-generating cannabis companies, the Reference Group included companies that are in related, but not directly comparable, industries (e.g., pharmaceuticals, distillers and vintners, and packaged foods).

•	The region where the Company primarily conducts business and competes for talent is in Canada, such that the companies comprising the Reference Group were headquartered primarily in Canada and listed on a Canadian stock exchange. However, a few examples of U.S.-listed companies are included to provide balance to the group from a company size perspective, with the goal of having the Company’s size positioned near median relative to the Reference Group.

•	The main factors that were assessed in arriving at an appropriate mix of companies were revenue, ability (or lack thereof) to generate profit, market capitalization, and enterprise value, generally in range of 50% to 200% of the Company’s, which in the case of revenue was estimated on a pro forma basis for the financial year ending May 31, 2020, to recognize the significant expected growth in the cannabis industry in the near future.

•	Entities with comparable compensation structures vis-à-vis the compensation elements used by Aphria.

The following companies comprised the Reference Group in respect of FY2019.

Company	Headquarters	Industry
Corcept Therapeutics Inc.	Menlo Park, CA	Pharmaceuticals
Canopy Growth Corporation	Smith Falls, ON	Medical and Adult-use Cannabis
MGP Ingredients, Inc.	Atchison, KS	Distillers and Vintners
Aurora Cannabis Inc.	Markham, ON	Medical and Adult-use Cannabis
Amplify Snack Brands, Inc.	Austin, TX	Packaged Foods and Meats
Clearwater Seafoods Incorporated	Bedford, NS	Packaged Foods and Meats
Corby Spirit and Wine Limited	Toronto, ON	Distillers and Vintners
Andrew Peller Limited	Grimsby, ON	Distillers and Vintners
Merus Labs International Inc.	Toronto, ON	Pharmaceuticals
Cipher Pharmaceuticals Inc.	Mississauga, ON	Pharmaceuticals
Village Farms International, Inc.	Delta, BC	Agricultural Products
Swiss Water Decaffeinated Coffee Company Inc.	Burnaby, BC	Packaged Foods and Meats

Base Salary Review

The CEO, with input from the Compensation Committee, reviews base salaries of the senior executives and makes adjustments when required to ensure that compensation (i) is market competitive, based on information gathered from annual compensation planning surveys from outside consulting firms, (ii) reflects individual performance, competencies, responsibilities, experience, and (iii) accounts for the senior executive’s value to the Company and retention risk. Other than the CEO, any increases in base salary for the senior executives are at the sole discretion of the CEO with significant input from the Compensation Committee. The compensation of the CEO is at the sole discretion of the Board, with significant input from the Compensation Committee.

Commitment to Competitive Compensation

Looking ahead to the financial year ending May 31, 2020, with input of Mercer the Company plans to continue to build on its strong foundation of sound and effective practices in executive compensation. We will continue to conduct periodic compensation analyses and monitor the evolution of best practices, and implement those which enable and encourage superior performance. We will continue to benchmark our executive compensation program against our peers in the Reference Group and elsewhere to ensure that we provide competitive compensation to our senior executives.

Risk Management Principles of Compensation Programs

In terms of assessing and managing compensation-related risk, the CEO, with input from the Compensation Committee, reviews each of the components of an executive’s compensation to ensure there is an overall balance among long-term and short-term incentives commensurate with Aphria’s corporate strategy and goals. The mandate of the Compensation Committee includes an annual review of Aphria’s compensation policies and practices to confirm that they remain aligned with Aphria’s risk management principles and to ensure that they do not encourage inappropriate or excessive risk. Aphria’s compensation policies and practices incorporate features, including significant weighting on long-term incentives, that seek (i) to mitigate risk related to encouraging the achievement of short-term goals, at the potential expense of long-term sustainability and Shareholder value, without diminishing the incentive nature of the compensation, and (ii) to encourage and reward prudent business judgment and appropriate risk-taking over the long-term to increase Shareholder value. The variable elements of the compensation program (STIP and LTIP) represent a significant proportion of overall compensation that is sufficient to motivate senior executives to produce superior short-term and long-term corporate results, while the fixed compensation element (base salary) is high enough, in the opinion of the Compensation Committee, to discourage senior executives from taking unnecessary or excessive risks. Certain LTIP equity incentive grants will only have value if the Common Share price improves from the date of grant, which encourages a long-term view of performance and helps to align the interests of senior executives with those of Shareholders. The time-vesting conditions of other LTIP equity incentive grants over varying time horizons mitigates against the taking of excessive short-term risks and aligns senior executives’ interests with the longer-term interests of the Company and of Shareholders.

The Compensation Committee may adjust the weighting of the components of an executive’s compensation based on its review and, if required, amend or supplement specific components as appropriate.

A member of the Compensation Committee also sits on the Company’s Audit Committee, which promotes the harmonization of Company policies for assessing and mitigating risks.

Performance Graph

The graph below compares the total shareholder return (“TSR”) of Aphria over the five most recently completed financial years (with all dividends and distributions reinvested) to the S&P/TSX Composite Total Return Index, each starting with an investment of $100 at the beginning of the financial year ended May 31, 2015.

The Company’s TSR over the five most recently completed financial years has shown an upward trend. The Compensation Committee will continue to use discretion and judgement when determining actual compensation levels. In this regard, individual compensation may be positioned at, above or below median of the Reference Group, based on individual experience and performance or other criteria deemed important by the Compensation Committee. Relative to the Reference Group, for FY2019 the Company’s senior executives’ total direct compensation opportunity was positioned to be at or above the market median.

Total compensation may fluctuate year over year, not always following the trend in TSR, due to the following factors:

•	Senior executives’ base salary adjustments are generally made to remain competitive with the Reference Group and to reflect any changes in the scope of the executives’ responsibilities;

•	STIP incentive payouts are not directly linked to TSR but rather they are based on underlying financial measures (i.e. the balanced scorecard); and

•	While LTIP grants are typically made at market-competitive target levels, occasional one-time stock option grants may cause significant year-over-year fluctuations in total compensation. That said, the value ultimately realized from the LTIP grants depends on Common Share price performance.

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the three most recent financial years.

Name and principal position	Financial year	Salary, consulting fee, retainer or commission	Share- based awards(1)	Option- based awards(2)	Non-equity incentive plan compensation		All other compensation	Total compensation
					Annual incentive plan(3)	Long-term incentive plans(4)
		($)	($)	($)	($)	($)	($)	($)
Irwin D. Simon Interim CEO(5)	2019	397,201	901,500	7,953,595	325,000	-	-	9,577,296
Vic Neufeld(6) Former CEO	2019 2018 2017	314,112 360,168 235,385	- 1,450,550 -	555,872 860,967 1,895,000	- 118,733 108,000	- -	26,000(7) 34,500(7) 84,500(8)	895,984 2,824,918 2,322,884
Carl Merton CFO	2019 2018 2017	308,597 225,138 210,000	590,990 476,300 -	277,936 308,528 265,000	196,915(9) 94,060(10) 63,000	- - -	- - 5,125	1,374,438 1,104,026 543,125
Christelle Gedeon Chief Legal Officer	2019 2018	372,500 -	795,556 -	188,956 942,029	250,971(11) -	- -	- -	1,607,983 942,029
Hendrik Knopp Managing Director of Aphria Germany	2019 2018	541,381 67,322	- -	- 1,613,546	150,580 -	- -	- -	691, 961 1,680,868
Jakob Ripshtein(12) Former President	2019 2018	556,539 20,192	798,600 -	- 1,884,059	355,601(13) 169,632	- -	- -	1,712,759 2,073,883

Notes:

(1)	The fair value of share-based awards is based on the closing price on the grant date.

(2)	The Company values Options using the Black-Scholes option pricing method as described in the Company’s most recent audited financial statements. These amounts represent the fair value of the Options at the grant date and not the “in the money” value.

(3)	All annual incentive amounts related to any financial year will be paid in the following financial year, unless otherwise noted. In FY2019, (i) amounts paid to all NEOs other than the interim CEO are paid under the STIP; (ii) the amount paid to the interim CEO is the contingent success fee payable under Mr. Simon’s independent consulting agreement.

(4)	All LTIP awards to NEOs in FY2017 and FY2018 were in the form of deferred share units. LTIP awards to NEOs in FY2019 were in the form of RSUs.

(5)	Mr. Simon is a contractor to the Company.

(6)	Mr. Neufeld was appointed President and Chief Executive Officer on June 3, 2014. Mr. Neufeld did not receive any compensation in his role as a director. Mr. Neufeld retired from the Company effective March 1, 2019.

(7)	Represents cash cost to the Company of Mr. Neufeld’s leased corporate vehicle and insurance.

(8)	Represents cash cost to the Company of Mr. Neufeld’s leased corporate vehicle and insurance and $50,000 retroactive payment for wages received in the financial year ended May 31, 2017, that related to the financial year ended May 31, 2016.

(9)	Mr. Merton’s annual incentive plan payment for FY2019 consists of a $75,000 retention bonus paid in March 2019 and $121,915 in respect of the STIP.

(10)	Mr. Merton received a $50,000 special bonus at the discretion of the CEO during FY2018.

(11)	Dr. Gedeon’s annual incentive plan payment consists of a $125,000 retention bonus paid in March 2019 and $125,719 in respect of the STIP.

(12)	Mr. Ripshtein resigned from the Company effective June 7, 2019.

(13)	Mr. Ripshtein’s annual incentive plan payment consisted of a $160,000 retention bonus paid in March 2019 and $196,601 in respect of the STIP.

Outstanding Share-based Awards and Option-based Awards

The following table describes all awards held by NEOs that were outstanding at the end of FY2019.

Name	Option-based Awards					Share-based Awards(1)
	Date of issue or grant	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of Unexercised In-The-Money Options(2)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested(2)	Market or payout value of vested share- based awards not paid out or distributed(2)
	(m/d/y)	(#)	($)	(m/d/y)	($)	(#)	($)	($)
Irwin D. Simon	02/24/19	1,000,000	13.31	02/24/24	Nil	6,250	167,438	55,813
Vic Neufeld	06/02/16 11/01/16 06/01/17 07/11/17 06/01/18	100,000 450,000 66,666 250,000 33,333	1.40 3.90 5.44 5.24 11.78	09/01/19 09/01/19 09/01/19 09/01/19 09/01/19	753,000 2,263,500 232,664 922.500 Nil	Nil	Nil	Nil
Carl Merton	09/05/15 06/02/16 11/01/16 06/01/17 07/11/17 06/01/18	185,000 50,000 50,000 50,000 75,000 50,000	0.85 1.40 3.90 5.44 5.24 11.78	09/08/20 06/02/21 11/01/19 06/01/20 07/11/20 06/01/21	1,494,800 376,500 251,500 174,500 276,750 Nil	12,500	111,625	308,085
Christelle Gedeon	03/23/18 04/12/18	119,378 200,000	12.29 9.98	03/16/28 04/12/21	Nil Nil	22,500	200,925	200,925
Hendrik Knopp	03/23/18 03/23/18 04/13/18 04/13/18	59,689 39,792 150,000 150,000	2.52 6.29 11.40 11.40	07/13/27 11/10/27 04/13/21 04/13/21	382,606 105,051 Nil Nil	Nil	Nil	Nil
Jakob Ripshtein	04/12/18 04/12/18	300,000 100,000	9.92 9.92	12/07/19 12/07/19	Nil Nil	15,000(3)	401,850	133,950(3)

Notes:

(1)	All LTIP awards in the form of RSUs or DSUs are disclosed under the column “Share-based Awards”.

(2)	Based on the closing price for the Common Shares on the TSX of $8.93 on May 31, 2019.

(3)	The original grant to Mr. Ripshtein was for 60,000 RSUs. Of the original grant, 15,000 RSUs were unvested at the time of Mr. Ripshtein’s resignation and were accordingly forfeited.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
	($)	($)	($)
Irwin Simon	Nil	318,250	325,000
Vic Neufeld	2,253,161	Nil	Nil
Carl Merton	470,343	168,500	121,915
Christelle Gedeon	375,329	303,300	125,971
Hendrik Knopp	106,500	Nil	150,580
Jakob Ripshtein	555,000	404,400	195,601

Exercise of Stock Options by NEOs

The table below sets out details of exercises of vested options by NEOs during FY2019.

Name	Number of underlying securities issued upon exercise of outstanding options	Exercise price	Date of exercise	Closing price on date of exercise	Difference between exercise price and closing price on date of exercise	Total value on exercise date
	(#)	($)	(m/d/y)	($)	($)	($)
Irwin D. Simon	Nil	N/A	N/A	N/A	N/A	N/A
Vic Neufeld	Nil	N/A	N/A	N/A	N/A	N/A
Carl Merton	Nil	N/A	N/A	N/A	N/A	N/A
Christelle Gedeon	Nil	N/A	N/A	N/A	N/A	N/A
Hendrik Knopp	Nil	N/A	N/A	N/A	N/A	N/A
Jakob Ripshtein	Nil	N/A	N/A	N/A	N/A	N/A

NEO Share Ownership

The table below summarizes the NEOs’ share ownership levels as at May 31, 2019. Compensation data is in respect of FY2019. All NEOs are currently in compliance with the applicable shareholding requirement set out in the Company’s minimum share ownership policy as described in this Circular on page 56.

Name	Annual base salary	Actual ownership			Total ownership as a multiple base salary	Required ownership(1)
		Vested Deferred Share Units	Common Shares beneficially owned	Total ownership
	($)	($/#)	($/#)	($/#)		($)
Irwin D. Simon	1,000,000	Nil	Nil	Nil	0.0 ×	3 ×
Vic Neufeld	400,000	N/A	N/A(2)	N/A	N/A	N/A(3)
Carl Merton	350,000	196,460/ 22,000	696,808/ 78,030	893,268/ 100,030	2.55 ×	1 ×
Christelle Gedeon	425,000	Nil	Nil	Nil	0.0 x	0.5 x
Hendrik Knopp	735,000	Nil	Nil	Nil	0.0 x	0.5 ×
Jakob Ripshtein	475,000	N/A	N/A	N/A	N/A	N/A(4)

Notes:

(1)	NEOs have five years from their start date to meet Share Ownership Requirements.

(2)	Mr. Neufeld resigned from his employment with the Company on March 1, 2019. As a former employee, the Company is not aware of the number of shares owned by Mr. Neufeld on May 31, 2019.

(3)	Mr. Neufeld resigned from his employment with the Company on March 1, 2019. As a former employee, Mr. Neufeld is no longer required to meet any share ownership requirements.

(4)	Mr. Ripshtein resigned from the Company on July 7, 2019. As a former employee, Mr. Ripshtein is no longer required to meet the Share Ownership requirements.

NEOs subject to the Company’s minimum share ownership policy are expected to retain Common Shares acquired under the LTIP until their share ownership requirement is achieved, except as required to cover the tax liability associated with the exercise of Options.

Employment Agreements, Termination and Change of Control Benefits

Aphria currently has employment or independent contractor agreements in place with each of its NEOs employed by the Company as of the date of this Circular, which are summarized below.

Irwin D. Simon – Interim Chief Executive Officer

Effective March 1, 2019, the Company entered into an independent consulting agreement (the “ICA”) with Mr. Simon for a term ending at the Meeting, unless earlier renewed or terminated, which provides for: fees consisting of $500,000 per annum for services as interim CEO and $600,000 for services as Chair of the Board (together, the “Fees”); a grant of 1,000,000 stock options (to vest over the course of the ICA) and 25,000 RSUs (vested at grant), in each case granted under the OLIP; further LTIP grants valued at up to 325% of the Fees, comprised of 225% of Fees to be granted as stock options and the balance to be granted as RSUs, in each case granted under the OLIP; and receipt of a success fee of up to 45% of the Fees (or 100% of the fees for services as interim CEO), contingent on the achievement of certain performance outcomes. The ICA also includes, among other things, provisions regarding confidentiality, non-competition, and non-solicitation. The ICA is terminable by either party on 30 days’ written notice.

Carl Merton – Chief Financial Officer

On June 1, 2016, the Company entered into a new employment agreement with Mr. Merton for an indefinite term setting forth the terms and conditions of his employment, which provides for annual base salary of $210,000, monthly car allowance of $1,000, monthly gas allowance of up to $500, annual bonus of up to 40% of base salary, to be approved by the Board, and stock options pursuant to the OLIP or any other equity plan as may be approved by the Board. Mr. Merton’s employment agreement also includes, among other things, provisions regarding confidentiality, non-competition, and non-solicitation as well as eligibility for the Company’s benefit plans. In the event that Mr. Merton is terminated without cause, he will be entitled to a payment equal to nine months’ base salary, plus one additional month per year of service, up to eighteen months’ base salary. In the event Mr. Merton is terminated without cause within two years following a Change of Control (as defined in his employment agreement), or one year following a change in the position of the CEO, he will be entitled to receive a lump sum payment equal to two times his nine months’ base salary, plus one additional month per year of service, up to eighteen months’ base salary, and two times the amount of annual bonus, if any, paid in the immediately preceding financial year. On March 25, 2019 Mr. Merton’s base salary was increased to $350,000 per annum, with effect from November 30, 2018.

Christelle Gedeon – Chief Legal Officer

On June 1, 2018, the Company entered into an employment agreement with Dr. Gedeon for an indefinite term setting forth the terms and conditions of her employment, which provides for annual base salary of $350,000, monthly car allowance of $1,000, annual bonus of up to 40% of base salary, to be approved by the Board, and stock options pursuant to the OLIP or any other equity plan as may be approved by the Board. Dr. Gedeon’s employment agreement also includes, among other things, provisions regarding confidentiality, non-competition, and non-solicitation as well as eligibility for the Company’s benefit plans. In the event that Dr. Gedeon is terminated without cause, she will be entitled to a payment equal to nine months’ base salary, plus one additional month per year of service, up to eighteen months’ base salary. In the event Dr. Gedeon is terminated without cause within two years following a Change of Control (as defined in her employment agreement), she will be entitled to receive a lump sum payment equal to two times her nine months’ base salary, plus one additional month per year of service, up to eighteen months’ base salary, and two times the amount of annual bonus, if any, paid in the immediately preceding financial year. On March 25, 2019, Dr. Gedeon’s base salary was increased to $425,000 per annum with effect from November 30, 2019.

Hendrik Knopp – Managing Director of Aphria Germany

On July 1, 2017, Nuuvera Deutschland GmbH entered into an employment agreement with Mr. Knopp setting forth the terms and conditions of his employment, which provides for annual base salary of €240,000, plus the use of a company car, and a one-time performance bonus payment of €100,000, for successfully being awarded lots in the German tender process. Mr. Knopp’s employment agreement also includes, among other things, provisions regarding confidentiality, non-competition, and non-solicitation as well as eligibility for a private health insurance plan. Mr. Knopp’s employment contract may be terminated by either party on three months’ notice to the end of a quarter and has a term ending January 1, 2020.

Summary of Termination Benefits

The following table provides details regarding the estimated incremental payments from the Company to each of the NEOs in the event of a change of control, termination without cause and assuming the event took place as of May 31, 2019.

Subject to the respective employment agreements of the NEOs, share-based awards, option-based awards and other benefits would be treated according to the terms of the plans under which they were granted, as described under “Security-based Compensation Arrangements”.

Name	Triggering Event	Base Salary(1)	Bonus	Total
		($)	($)	($)
Irwin D. Simon	Termination without cause	N/A	N/A	N/A
	Termination without cause following a Change of Control	N/A	N/A	N/A
Vic Neufeld(2)	N/A	N/A	N/A	N/A
Carl Merton	Termination without cause	350,000	121,915	471,915
	Termination without cause following a Change of Control	700,000	243,830	943,830
	Termination without cause (new CEO)	700,000	240,830	943,830
Christelle Gedeon	Termination without cause	354,167	125,971	480,138
	Termination without cause following a Change of Control	708,334	251,942	960,276
Hendrik Knopp	N/A	N/A	N/A	N/A
Jakob Ripshtein(2)	N/A	N/A	N/A	N/A

Notes:

(1)	Calculation of Termination Benefits are based on the base salaries, annual bonuses and years of service for FY2020.

(2)	Because Mr. Neufeld and Mr. Ripshtein are no longer employed by the Company, they are no longer eligible for potential termination benefits.

Compensation of Directors

The Company’s director compensation program is designed to:

•	to attract and retain highly qualified individuals to serve on the Board and its committees;

•	align the interests of the directors with the long-term interests of Shareholders; and

•	provide appropriate compensation having regard to the risks and responsibilities related to being an effective director.

The Board, with assistance from the Compensation Committee, is responsible for determining Aphria’s approach to director compensation. The Compensation Committee considers many factors in determining director compensation, including whether compensation fairly reflects the responsibilities and risks involved. The Compensation Committee regularly reviews the Company’s approach to director compensation, including by benchmarking against other cannabis companies in Canada and other comparable companies with respect to total enterprise value, market capitalization, and revenue.

Compensation paid to independent directors is made in (i) cash and (ii) long-term equity incentives, consisting of deferred share units issued under the OLIP and any other equity plan that may be approved by the Board.

Compensation was paid in FY2019 to the independent directors based on the criteria set out below pro-rated to their term of office. A flat-fee model was implemented with effect from April 1, 2019.

1.	From June 1, 2018 until March 31, 2019:

Type of Compensation	Amount
($)
Board annual retainer	40,000
Board chair annual retainer(1)	600,000
Lead director annual retainer	15,000
Audit Committee chair annual retainer	15,000
Compensation Committee chair annual retainer	15,000
Nominating and Governance Committee chair annual retainer	15,000
Independent or Special Committee chair annual retainer, per committee	55,000
Independent or Special Committee member annual retainer, per committee	50,000
Member of more than one committee	7,500
Per meeting fee for Independent and Special Committee meetings	2,000
Per meeting fee for more than 10 meetings	1,500
Deferred share units	32,000

Notes:

(1)	Effective December, 2018. The Board chair does not receive any remuneration for service as a director other than the Board chair annual retainer.

2.	From April 1, 2019 onwards:

Type of Compensation	Amount
($)
Board annual retainer	150,000
Board chair annual retainer(1)	600,000
Deferred share units	150,000

Notes:

(1)	The Board chair does not receive any remuneration for service as a director other than the Board chair annual retainer.

Reimbursement of Expenses

Independent directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in attending Board or committee meetings and meetings of Shareholders.

Minimum Share Ownership Requirements

The independent directors are subject to the Company’s minimum share ownership policy as described in this Circular on page 56.

Director Compensation Table

The following table provides information regarding compensation earned by the Company’s non-NEO directors during FY2019.

Name	Annual base cash retainer	Committee or Committee Chair retainer	Share- based awards	Option- based awards	Non-equity incentive plan compensation	All other compensation	Total
	($)	($)	($)	($)	($)	($)	($)
John M. Herhalt(1)	69,336	141,000	122,624	-	-	-	332,960
Shlomo Bibas(2)	47,654	156,000	122,624	-	-	-	326,278
Shawn Dym	69,577	122,531	150,000	-	-	-	342,108
David Hopkinson(3)	14,423	-	18,745	-	-	-	33,168
Tom Looney(2)	47,654	86,000	122,624	-	-	-	256,278
Renah Persofsky	81,346	192,531	150,000	-	-	-	423,877
Walter Robb(3)	14,423	-	18,745	-	-	-	33,168
Michael Serruya(2)	52,500	75,000	122,624	-	-	-	250,124
Dennis Staudt(4)	15,577	11,250	8,000	-	-	-	34,827
Philip Waddington(5)	18,461	-	13,330	-	-	-	31,791
Cole Cacciavillani(6)	-	-	-	277,936	-	179,958	457,894
John Cervini(6)	-	-	-	277,936	-	179,958	466,894

Notes:

(1)	John M. Herhalt was appointed as a director on September 14, 2018, and his compensation is pro-rated from that point in time. Mr. Herhalt was appointed as lead director effective November 5, 2018.

(2)	Shlomo Bibas, Tom Looney, and Michael Serruya were elected as directors on November 2, 2018, and their compensation is pro-rated from that point in time.

(3)	David Hopkinson and Walter Robb were appointed as directors on April 15, 2019, and their compensation is pro-rated from that point in time.

(4)	Dennis Staudt resigned as a director and lead director of the Board effective September 14, 2018.

(5)	Philip Waddington did not stand for re-election as a director at the annual and special meeting of shareholders held on November 2, 2018, and accordingly he ceased to be a director at the close of the meeting.

(6)	Cole Cacciavillani and John Cervini resigned as directors effective March 1, 2019. All amounts paid to Messrs. Cacciavillani and Cervini were in respect of their service as executive officers, and not as directors.

Outstanding Share-based Awards and Option-based Awards

The following table describes all awards held by directors (other than current or former directors that are or were officers) that were outstanding at the end of FY2019.

Name	Option-based Awards(1)					Share-based Awards(1)
	Date of issue or grant	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(2)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested(2)	Market or payout value of vested share-based awards not paid out or distributed(2)
	(m/d/y)	(#)	($)	(m/d/y)	($)	(#)	($)	($)
John M. Herhalt	N/A	Nil	N/A	N/A	Nil	Nil	Nil	44,989
Shlomo Bibas	N/A	Nil	N/A	N/A	Nil	Nil	Nil	44,989
Shawn Dym	10/25/17	37,000	6.90	10/25/22	75,110	Nil	Nil	199,723
David Hopkinson	N/A	Nil	N/A	N/A	Nil	Nil	Nil	18,744
Tom Looney	N/A	Nil	N/A	N/A	Nil	Nil	Nil	44,989
Renah Persofsky	10/25/17	37,000	6.90	10/25/22	75,110	Nil	Nil	199,273
Walter Robb	N/A	Nil	N/A	N/A	Nil	Nil	Nil	18,744
Michael Serruya	N/A	Nil	N/A	N/A	Nil	Nil	Nil	44,989
Dennis Staudt	06/01/16	30,000	3.90	11/01/19	150,900	Nil	Nil	Nil
Philip Waddington	N/A	Nil	N/A	N/A	Nil	Nil	Nil	8,733
Cole Cacciavillani	06/02/16 11/01/16 06/01/17 06/01/18	16,667 16,667 16,666 16,666	1.40 3.90 5.44 11.78	09/01/19 09/01/19 09/01/19 09/01/19	125,503 83,835 58,164 Nil	Nil	Nil	Nil
John Cervini	06/01/18	16,666	11.78	09/01/19	Nil	Nil	Nil	Nil

Notes:

(1)	Stock options are disclosed under the column “Option-based awards” and deferred share units are disclosed under the column “Share-based Awards”.

(2)	Based on the closing price for the Common Shares on the TSX of $8.93 on May 31, 2019.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
	($)	($)	($)
John M. Herhalt	Nil	122,635	Nil
Shlomo Bibas	Nil	122,635	Nil
Shawn Dym	Nil	150,014	Nil
David Hopkinson	Nil	18,744	Nil
Tom Looney	Nil	122,635	Nil
Renah Persofsky	Nil	150,014	Nil
Walter Robb	Nil	18,744	Nil
Michael Serruya	Nil	122,635	Nil
Irwin Simon	Nil (NEO)	Nil (NEO)	Nil
Dennis Staudt	112,500	8,000	Nil
Philip Waddington	112,500	8,000	Nil
Cole Cacciavillani	470,343	Nil	Nil
John Cervini	470,343	Nil	Nil

Exercise of Stock Options

The following table discloses details of exercises of vested options by directors (other than the NEOs) during FY2019.

Name	Number of underlying securities issued upon exercise of outstanding options	Exercise price	Date of exercise	Closing price on date of exercise	Difference between exercise price and closing price on date of exercise	Total value on exercise date
	(#)	($)	(m/d/y)	($)	($)	($)
John M. Herhalt	Nil	N/A	N/A	N/A	N/A	N/A
Shlomo Bibas	Nil	N/A	N/A	N/A	N/A	N/A
Shawn Dym	Nil	N/A	N/A	N/A	N/A	N/A
David Hopkinson	Nil	N/A	N/A	N/A	N/A	N/A
Tom Looney	Nil	N/A	N/A	N/A	N/A	N/A
Renah Persofsky	Nil	N/A	N/A	N/A	N/A	N/A
Walter Robb	Nil	N/A	N/A	N/A	N/A	N/A
Michael Serruya	Nil	N/A	N/A	N/A	N/A	N/A
Dennis Staudt	Nil	N/A	N/A	N/A	N/A	N/A
Philip Waddington	20,837	3.90	02/20/19	13.40	9.50	197,952
Cole Cacciavillani	Nil	N/A	N/A	N/A	N/A	N/A
John Cervini	16,667 16,667 16,667	1.40 3.90 5.44	05/15/19 05/15/19 05/15/19	9.43 9.43 9.43	8.03 5.53 3.99	133,836 92,169 66,501

Security-based Compensation Arrangements

The Company has four security-based compensation arrangements, each of which is summarized below:

•	Omnibus Long-Term Incentive Plan

•	Old Option Plan

•	Old DSU Plan

•	Legacy options issued in connection with the Company’s acquisition of Nuuvera Inc.

Omnibus Long-Term Incentive Plan

The OLIP was adopted in 2018 following its approval by the Shareholders. A full draft of the OLIP is available in Schedule “A-1” of the management information circular for the annual and special meeting of shareholders held November 2, 2018. The following summary of the OLIP is qualified in its entirety by the text of the OLIP.

Overview

The “Eligible Participants” under the OLIP are the directors, officers, senior executives and other employees of the Company (or a subsidiary of the Company), and consultants and service providers providing ongoing services to the Company and its affiliates, who the Compensation Committee may determine from time to time, in its sole discretion, to hold key positions in the Company (or a subsidiary of the Company). The “Participants” means the Eligible Participants that have been granted Awards under the OLIP.

Under the OLIP, Eligible Participants may receive a variety of equity-based awards that provide different types of incentives. The OLIP facilitates granting of Common Share purchase options (“Options”), restricted share units (“RSUs”) and deferred share units (“DSUs”, and collectively with Options and RSUs, “Awards”).

All Eligible Participants are eligible to be selected to receive any Award under the OLIP, except that (i) DSUs may only be granted to Eligible Directors, and (ii) Eligible Directors may not be granted Options.

The Board has delegated administration of the OLIP to the Compensation Committee.

Purpose

The OLIP serves the following key purposes:

1.	To increase the interest of the Eligible Participants in the Company’s welfare.

2.	To provide an incentive to Eligible Participants to continue their services for the Company.

3.	To reward the Participants for their performance of services while working for the Company.

4.	To enable the Company to attract and retain talent.

Adjustments to Awards

The OLIP provides that appropriate adjustments, if any, shall be made by the Compensation Committee (i) in connection with any consolidation or subdivision of Common Shares; (ii) following a reclassification, reorganization or other change of Common Shares consequent to a consolidation, merger or amalgamation with or into another corporation; or (iii) following certain special distributions to all holders of Company securities or similar events; in each case to preclude an undue dilution or enlargement of the benefits under the OLIP

In connection with a change of control of the Company, the Compensation Committee will take steps to convert, exchange, or replace outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity. The Compensation Committee may, in its sole discretion, change the “Performance Criteria” (as defined in the OLIP) or accelerate the vesting of any or all outstanding Awards to provide that, notwithstanding the Performance Criteria and/or vesting provisions of such Awards, such designated outstanding Awards shall be fully performed and/or vested and conditionally exercisable upon (or prior to) the completion of the change of control provided that the Compensation Committee shall not, in any case, authorize the exercise of Awards beyond the expiry date of the Awards.

Post-employment

The following table describes the impact of certain events upon the rights of holders of Awards under the OLIP, subject to the terms of a Participant’s employment agreement. Under the OLIP, a Participant’s “Termination Date” is the date on which the Participant ceases to be an Eligible Participant.

Event	Provisions
Termination for cause	Immediate forfeiture of all vested and unvested Awards.
Resignation	Subject to such later expiry dates determined by the Compensation Committee: (1) All unvested Awards expire on the Termination Date. (2) All vested Awards expire on the earlier of (i) 90 days after the Termination Date, and (ii) the expiry date of the Awards, to the extent such Awards were exercisable by the Participant on the Termination Date.
Retirement	Any unvested Awards held by the Participant as at the Termination Date will continue to vest in accordance with their applicable vesting schedules, and all vested Awards held by the Participant at the Termination Date may be exercised until the earlier of (i) the expiry date of the Awards and (ii) three years following the Termination Date, provided that if the Participant breaches any post-employment restrictive covenants in favour of the Company (including non-competition or non-solicitation covenants), then any Awards held by such Participant, whether vested or unvested, will immediately expire and the Participant shall pay to the Company any ‘‘in-the-money’’ amounts realized upon exercise of Awards following the Termination Date.
Death	Immediate vesting of all unvested Awards. All Awards expire 180 days after death.
Termination other than for reasons above	The number of Awards that may vest is subject to pro ration over the applicable vesting or performance period and shall expire on the earlier of (i) 90 days after the Termination Date and (ii) the expiry date of the Awards.

The Compensation Committee may, subject to applicable regulatory approvals, resolve that any of the provisions of the OLIP concerning the effect of termination of the Participant’s employment shall not apply for any reason acceptable to the Compensation Committee.

Recoupment (Clawback)

It is a condition of each grant of an Award that if the Company’s financial statements (the “Original Statements”) are required to be restated (other than as a result of a change in accounting policy by the Company or under IFRS applicable to the Company) within three years following the date such Original Statements were received by shareholders at the Company’s then most recent annual meeting of shareholders, and such restated financial statements (the “Restated Statements”) disclose, in the opinion of the Compensation Committee, acting reasonably, materially worse financial results than those contained in the Original Statements, then the Compensation Committee may, in its sole discretion, to the fullest extent permitted by governing law and to the extent it determines that such action is in the best interests of the Company, and in addition to any other rights that the Company may have, take any or all of the following actions, as applicable:

1.	Require the Participant to reimburse the Company for any amount paid to the Participant in respect of an Award in cash in excess of the amount that should otherwise have been paid in respect of such Award had the determination of such compensation been based upon the Restated Statements, less, in any event, the amount of taxes withheld in respect of the amount paid in cash in the year of payment.

2.	Cancel and terminate any one or more unvested Awards on or prior to the applicable maturity or vesting dates, or cancel or terminate any outstanding Awards which have vested in the 12 months prior to the date on which the Compensation Committee determines that the Original Statements are required to be restated (a “Relevant Equity Recoupment Date”).

3.	Require payment to the Company of the value of any Common Shares of the Company acquired by the Participant pursuant to an Award granted in the 12 months prior to a Relevant Equity Recoupment Date (less any amount paid by the Participant) to acquire such Common Shares and less the amount of taxes withheld in respect of such Common Shares.

Transferability of Awards

Except as set out in the OLIP, Awards are not transferable. Awards may only be exercised (i) by the Participant to whom the Awards were granted; (ii) with the Company’s prior written approval and subject to such conditions as the Company may stipulate; (iii) upon the Participant’s death, by the legal representative of the Participant’s estate; or (iv) upon the Participant’s incapacity by the legal representative having authority to manage the property of the Participant.

Options

An Option is an option granted by the Company to a Participant entitling such Participant to acquire, for each Option issued, one Common Share from treasury in consideration for the exercise price designated for such Option.

When granting Options, the Board, on the recommendation of the Compensation Committee, shall determine, at the time of grant, the period during which such Options are exercisable, commencing on the date such Option is granted to the Participant and ending as specified in the OLIP or in the underlying option agreement, but in no event shall an Option expire on a date which is later than ten years from the date the Option is granted. The exercise price for Common Shares that are the subject of any Option shall be fixed when such Option is granted, but shall not be less than the “Market Value” (as defined in the OLIP).

Should the expiry date for an Option fall within a “Black-Out Period” (as defined in the OLIP) or within nine business days following the expiration of a Black-Out Period, such expiry date shall be automatically extended, without any further act or formality, to that date which is the tenth business day after the end of the Black-Out Period, such tenth business day to be considered the expiry date for such Option for all purposes under the OLIP. The ten-business-day period may not be extended by the Compensation Committee.

In order to facilitate the payment of the exercise price of the Options, the OLIP has a cashless exercise feature pursuant to which a Participant may elect to undertake either a broker-assisted “cashless exercise” or a “net exercise” subject to the procedures set out in the OLIP, including the consent of the Compensation Committee, where required.

In particular, a Participant may, by surrendering an Option with a properly endorsed notice of surrender, elect to receive that number of Common Shares calculated using the following formula:

X = Y * (A-B) / A

where:

X	=	the number of Common Shares to be issued to the Participant
Y	=	the number of Common Shares underlying the Options to be surrendered
A	=	the Market Value of the Common Shares as at the date of the surrender
B	=	the exercise price of such Options

DSUs

A DSU is a phantom share unit that may be awarded to an Eligible Director, subject to restrictions and conditions as the Board, on the recommendation of the Compensation Committee, may determine at the time of grant.

Each Eligible Director shall receive their annual retainer fee in the form of a grant of DSUs in each financial year. The number of DSUs so granted to an Eligible Director shall be calculated as their annual retainer fee divided by the Market Value. At the discretion of the Board, fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Unless otherwise set out in an underlying “DSU Agreement” (as defined in the OLIP), each DSU shall vest as to one half on the six-month anniversary of the date of grant and one half on the first full anniversary of the date of grant. Subject to vesting and other conditions and provisions in the OLIP and in the relevant underlying DSU Agreement, each DSU awarded to an Eligible Director shall entitle the Eligible Director to redeem such DSU for one Common Share from treasury.

Each Eligible Director shall be entitled to redeem their DSUs during the period commencing on the business day immediately following their Termination Date and ending on the date that is two years following such Termination Date, or such shorter redemption period set out in the relevant DSU Agreement, by providing a “DSU Redemption Notice” (as defined in the OLIP).

If a DSU Redemption Notice is not received by the Company on or before the 90th day following the Termination Date, the Eligible Director shall be deemed to have delivered a DSU Redemption Notice and the Company shall redeem all of the Eligible Director’s DSUs for Common Shares to be delivered to the Eligible Director, administrator or liquidator of the estate of the Eligible Director, as applicable.

Notwithstanding any other provision of the OLIP, in the event that (i) a DSU Redemption Notice is received during a Black-Out Period or other trading restriction imposed by the Company; or (ii) the Eligible Director has not delivered a DSU Redemption Notice and the 90th day following the Termination Date falls during a Black-Out Period or other trading restriction imposed by the Company, then settlement of the applicable DSUs shall be automatically extended to the tenth business day following the date that such Black-Out Period or other trading restriction is lifted, terminated or removed.

RSUs

An RSU is an award entitling the recipient to acquire Common Shares at a purchase price (which may be zero) as determined by the Board, on the recommendation of the Compensation Committee, subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

For each award of RSUs, the Board shall establish the period in which any Performance Criteria and/or other vesting conditions must be met in order for a Participant to be entitled to receive Common Shares in exchange for all or a portion of the RSUs held by the Participant (the “Performance Period”), provided that such Performance Period may be no longer than three years after the calendar year in which the RSU was granted.

Unless otherwise set out in an underlying “RSU Agreement” (as defined in the OLIP), each RSU shall vest as to one third on each of the first, second, and third anniversaries of the date of grant. Subject to the vesting and other conditions and provisions set out in the OLIP and in the relevant underlying RSU Agreement, the Board shall determine whether each RSU awarded to a Participant shall entitle the Participant: (i) to receive one Common Share issued from treasury; (ii) to receive the “Cash Equivalent” (as defined in the OLIP) of one Common Share; or (iii) to elect to receive either one Common Share from treasury, the Cash Equivalent of one Common Share, or a combination thereof.

The Board shall, as necessary, determine if the Performance Criteria and/or other vesting conditions with respect to RSUs have been met (such determination date, the “RSU Vesting Determination Date”) and, as a result, establish the number of RSUs that become vested, if any. Except as otherwise provided in an underlying RSU Agreement, in the event that the vesting conditions, Performance Criteria, and Performance Period, if applicable, of certain RSUs are satisfied, such RSUs may, subject to the provisions for Black-Out Periods, be settled at any time beginning on the first business day following the applicable RSU Vesting Determination Date, but no later than the date that is five years from such RSU Vesting Determination Date (the “RSU Settlement Date”).

Settlement of RSUs shall take place promptly following the RSU Settlement Date and take the form set out in an RSU settlement notice (an “RSU Settlement Notice”) through: (a) in the case of settlement of RSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent; (b) in the case of settlement of RSUs for Common Shares, delivery of a share certificate to the Participant or the entry of the Participant’s name on the share register for the Common Shares; or (c) in the case of settlement of the RSUs for a combination of cash and Common Shares, a combination of (a) and (b).

Notwithstanding any other provision of the OLIP, in the event that an RSU Settlement Date falls during a Black-Out Period or other trading restriction imposed by the Company and the Participant has not delivered an RSU Settlement Notice, then such RSU Settlement Date shall be automatically extended to the tenth business day following the date that such Black-Out Period or other trading restriction is lifted, terminated or removed.

Participation Limits

The aggregate number of Common Shares (i) issued to insiders under all security-based compensation arrangements of the Company within any one-year period, and (ii) issuable to insiders at any time under all security-based compensation arrangements of the Company, shall in each case not exceed 10% of the total issued and outstanding Common Shares (on a non-diluted basis).

No more than 1% of the total issued and outstanding Common Shares (on a non-diluted basis) from time to time shall be reserved and available for grant and issuance pursuant to Awards to Eligible Directors.

The aggregate equity value of all Awards that are eligible to be settled in Common Shares granted to an Eligible Director, within a one-year period, pursuant to all security-based compensation arrangements of the Company shall not exceed $150,000.

Evergreen Plan

The OLIP is an evergreen plan: the aggregate number of Common Shares issuable on exercise or redemption of Awards is pegged to a fraction of the issued and outstanding Common Shares from time to time. If an Award is exercised or redeemed for Common Shares, it is “returned to the pot” for a future grant of Awards. The total number of Common Shares available for issuance on exercise or redemption of Awards increases (or decreases) as the total number of issued and outstanding Common Shares increases (or decreases).

Under the OLIP, the maximum number of Common Shares issuable from treasury pursuant to Awards shall not exceed 10% of the total outstanding Common Shares from time to time less the number of Common Shares issuable pursuant to all other security-based compensation arrangements of the Company.

As an evergreen plan, the OLIP must be renewed by shareholders every three years pursuant to section 613 of the TSX Company Manual. The OLIP was last approved by shareholders in 2018.

Plan Amendments

The Board may amend the OLIP or any Award at any time without the consent of a Participant provided that such amendment shall (a) not adversely alter or impair any Award previously granted except as permitted by the terms of the OLIP, (b) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX, and (c) be subject to shareholder approval where required by law, the TSX, or the OLIP, provided however that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to: (x) amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the OLIP; (y) changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award; and (z) a change to the Eligible Participants under the OLIP.

As described further in the OLIP, the Board is required to obtain shareholder approval to make the following amendments:

(a)	any change to the maximum number of Common Shares issuable from treasury under the OLIP,

(b)	any amendment which (i) reduces the exercise price of any Award after such Award has been granted, or (ii) cancels an Award and substitutes for it a new Award with a reduced price;

(c)	any amendment which extends the expiry date of any Award, or the “Restriction Period” (as defined in the OLIP) of any RSU beyond the original expiry date;

(d)	any amendment which would have the potential of broadening or increasing participation by insiders;

(e)	any amendment which would permit any Award granted under the OLIP to be transferable or assignable by any Participant other than as is currently permitted under the OLIP;

(f)	any amendment which increases the maximum number of Common Shares that may be (i) issuable to insiders and their associates at any time; or (ii) issued to insiders and their associates under the OLIP and any other security-based compensation arrangements of the Company in a one-year period; or

(g)	any amendment to the amendment provisions of the OLIP;

provided that Common Shares held directly or indirectly by insiders benefiting from the amendments in sections (b) and (c) above shall be excluded when determining whether the requisite shareholder approval has been obtained.

The Board may, subject to regulatory approval, discontinue the OLIP at any time without the consent of the Participants provided that such discontinuance shall not materially and adversely affect any Awards previously granted to a Participant under the OLIP.

Amended and Restated Stock Option Plan

The amended and restated Incentive Stock Option Plan (the “Old Option Plan”) was approved at the Company’s annual and special meeting of shareholders on October 25, 2017. The Old Option Plan remains in effect, but no further awards have been (or will be) issued under it following shareholder approval of the OLIP on November 2, 2018. The Old Option Plan was originally approved by the Board in connection with the Company’s graduation from the TSX Venture Exchange to the TSX in March 2017.

A full draft (less any amendments made by the Board that did not require shareholder approval) of the Old Option Plan is available in Schedule “A-1” of the management information circular for the annual and special meeting of shareholders held October 25, 2017. The following summary of the Old Option Plan is qualified in its entirety by the text of the Old Option Plan. Capitalized terms used in this section and not otherwise defined shall have the meanings given to them in the Old Option Plan.

Overview

Under the Old Option Plan, awards of Options can be made to (i) any director, officer, or employee of, or any consultant to, the Company or any of its subsidiaries, or (ii) any Personal Holding Company (as defined in the Old Option Plan) of such an individual

Options granted under the Old Option Plan will have an Exercise Price (as defined in the Old Option Plan) that shall be fixed by the Board at the time that the Option is granted, but in no event shall it be less than the Market Price (as defined in the Old Option Plan). The term of the Options and the vesting schedule shall be determined by the Board at the time of grant, but in no case shall an Option be exercisable for a period exceeding ten years.

Notwithstanding any other provision of the Old Option Plan, if the expiry date of any vested Option ceases falls on, or within nine business days immediately following, a date upon which the holder is prohibited from exercising the Option due to a black-out period or other trading restriction imposed by the Company, then the expiry date of the Option shall be automatically extended to the tenth business day following the date the relevant black-out period or other trading restriction imposed by the Company is lifted, terminated or removed.

A holder of options may, in lieu of exercising an Option for cash, elect to receive, instead of the Common Shares issuable upon exercise of the Option, such number of Common Shares (rounded down to the nearest whole number) equal to the value (as determined below) of such Option by surrendering the Option at the principal office of the Company together with a properly endorsed notice of exercise and a notice of cashless exercise, in which event the Company shall issue to the holder, upon exercise, that number of Common Shares calculated using the following formula:

X = (Y(A-B)/A)

where:

X	=	the number of Common Shares to be issued to the Holder upon such cashless exercise
Y	=	the number of Common Shares issuable upon the exercise of the Options being exercised
A	=	the Market Value of the Common Shares as at the date of such cashless exercise
B	=	the exercise price of such Options

The Company does not provide financial assistance to Option holders in connection with their participation in the Old Option Plan.

Evergreen Plan

The Old Option Plan is an evergreen plan: the Company is authorized to issue such number of options which is 10% of the issued and outstanding share capital at the date of grant, less the aggregate number of Common Shares reserved for issuance or issuable under any other security-based compensation arrangements of the Company.

Participation Limits

The maximum number of Common Shares issued to insiders under the Old Option Plan, or when combined with any other previously established or proposed security-based compensation arrangements, within any one-year period, may not exceed 10% of the Common Shares issued and outstanding from time to time (calculated on a non-diluted basis).

The maximum number of Common Shares issuable to insiders under the Old Option Plan, or when combined with any other previously established or proposed security-based compensation arrangements, at any time, may not exceed 10% of the Common Shares issued and outstanding from time to time (calculated on a non-diluted basis).

The maximum number of Common Shares that may be issued to any consultant or all persons conducting investor relations activities for the Company within any one year period pursuant to the exercise of Options granted under the Old Option Plan shall not exceed 2% of the Common Shares issued and outstanding from time to time (calculated on a non-diluted basis).

Adjustments to Options

In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of Options and in certain circumstances where such optionees’ employment is terminated in connection with such transactions, such accelerated vesting will be automatic.

Transferability of Options

Options shall not be transferable or assignable by the optionee otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of an optionee only by the optionee and after death only by the optionee’s legal representative. As a general matter and subject to Board discretion and certain specified exceptions, if the Board service, employment or consulting relationship of a participant terminates, then vested Options held by the participant will cease to be exercisable on the earlier of the original expiry date of the Option and six months after the applicable termination date and all unvested Options will terminate.

Plan Amendments

Subject to the applicable rules of the TSX, the Board may hereafter, in its absolute discretion and without the approval of Shareholders, make the following amendments to the Old Option Plan or any Option:

(a)	amend the vesting provisions of the Old Option Plan and any certificate evidencing an Option;

(b)	amend the Old Option Plan or an Option as necessary to comply with applicable law or the requirements of the TSX or any other regulatory body having authority over the Company, the Old Option Plan or the Shareholders;

(c)	any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Old Option Plan, correct or supplement any provision of the Old Option Plan that is inconsistent with any other provision of the Old Option Plan, correct any grammatical or typographical errors or amend the definitions in the Old Option Plan regarding administration of the Old Option Plan;

(d)	amend the administration of the Old Option Plan; and

(e)	any other amendment that does not require the approval of Shareholders under Section 1.6(d) of the Old Option Plan.

Subject to the applicable rules of the TSX, Shareholder approval is required for the following amendments to the Old Option Plan:

(a)	any increase in the maximum number of Common Shares that may be issuable pursuant to Options granted under the Old Option Plan;

(b)	any reduction in the Exercise Price of an Option, cancellation and reissue of Options, extension of the expiry date of an Option or a substitution of Options with cash or other awards on terms that are more favourable to the optionee;

(c)	any amendment to the insider participation limit;

(d)	any amendment to Section 1.6(c) and (d);

(e)	any extension of the expiry date of an Option held by an insider; and

(f)	any change that would materially modify the eligibility requirements for participation in the Old Option Plan.

Disinterested Shareholder approval, meaning the approval of a majority of Shareholders voting at a duly called and held meeting of such Shareholders, excluding votes of insiders to whom options may be granted under the Old Option Plan, is required for the following amendments to the Old Option Plan:

(a)	any individual stock option grant that would result in any of the limitations set forth in Section 1.4(c) of the Old Option Plan being exceeded; and

(b)	any individual stock option grant that would result in the grant to insiders (as a group), within a 12-month period, of an aggregate number of Options exceeding 10% of the issued Common Shares, calculated on the date an Option is granted to any insider;

(c)	any individual stock option grant that would result in the number of Common Shares issued to any individual in any 12-month period under the Old Option Plan exceeding 5% of the issued Common Shares of the Company, less the aggregate number of shares reserved for issuance or issuable under any other security-based compensation arrangement of the Company;

(d)	any amendment to Options held by insiders that would have the effect of decreasing the exercise price of the Options; and

(e)	any individual stock option grant requiring Shareholder approval pursuant to applicable TSX listing rules.

Amended and Restated DSU Plan

The amended and restated Deferred Share Unit Plan (the “Old DSU Plan”) was approved at the Company’s annual and special meeting of shareholders in 2017. The Old DSU Plan remains in effect, but no further awards have been (or will be) issued under it following shareholder approval of the OLIP in 2018. The Old DSU Plan was originally approved by the Board in connection with the Company’s graduation from the TSX Venture Exchange to the TSX in March 2017.

A full draft of the Old DSU Plan (less any amendments made by the Board that did not require shareholder approval) is available in Schedule “B-1” of the management information circular for the annual and special meeting of shareholders held October 25, 2017. The following summary of the Old DSU Plan is qualified in its entirety by the text of the Old DSU Plan. Capitalized terms used in this section and not otherwise defined shall have the meanings given to them in the Old DSU Plan.

Overview

Under the Old DSU Plan, awards of DSUs can be made to a director or officer of the Company who is designated by the Board as eligible to participate in the plan.

Under the Old DSU Plan, a participant in the plan may elect in writing, once each year, to be paid a percentage of their annual retainer or annual bonus, as applicable, in the form of DSUs, with the balance being paid in cash. If no election is made in respect of a particular fiscal year, the holder will receive the annual retainer or annual bonus, as applicable, in cash.

The number of DSUs granted at any particular time pursuant to the Old DSU Plan will be calculated by:

•	in the case of an elected amount, by dividing

•	the dollar amount of the elected amount allocated to the participant by

•	the Share Price (as defined in the Old DSU Plan) of a Common Share on the applicable award date; or

•	in the case of a grant of DSUs by dividing

•	the dollar amount of such grant by

•	the Share Price of a Common Share on the applicable grant date.

Unless otherwise stated in an applicable grant agreement, all DSUs recorded in a holder’s DSU notional account shall vest on the day of grant.

Dividend equivalents are awarded in respect of DSUs in a holder’s account on the same basis as if the holder was a Shareholder on the relevant record date, and the dividend equivalents are credited to the holder’s account as additional DSUs (or fractions thereof).

DSUs are not Common Shares and they do not entitle any holder to exercise voting rights or any other rights attaching to the ownership of common shares of the Company nor shall any holder be considered a Shareholder by virtue of the award of DSUs.

Evergreen Plan

The Old DSU Plan is an evergreen plan: the Company is authorized to issue such number of DSUs which is 10% of the issued and outstanding share capital at the date of grant, less the aggregate number of Common Shares reserved for issuance or issuable under any other security-based compensation arrangements of the Company.

Participation Limits

The maximum number of Common Share issuable under the Old DSU Plan shall not exceed 10% of the then issued and outstanding Common Shares pursuant to the Old DSU Plan (together with any other security-based compensation arrangement of the Company), and the aggregate value of DSUs awarded to non-executive directors within any one-year period under the Old DSU Plan together with all other security based compensation arrangements of the Company shall not exceed $150,000 in value of equity per holder.

The maximum number of Common Shares issued to Insiders under the Old DSU Plan, or when combined with any other previously established or proposed share compensation arrangements, within any one-year period, may not exceed 10% of the outstanding value and the maximum number of Common Shares issuable to Insiders under the Old DSU Plan, or when combined with any other previously established or proposed share compensation arrangements, at any time, may not exceed 10% of the outstanding issue.

Transferability of DSUs

The rights or interests of a holder under the Old DSU Plan are not assignable or transferable, otherwise than by will or the laws governing the devolution of property in the event of death. Further, such rights or interests are not to be encumbered.

Redemption of DSUs

Upon a holder ceasing to be an Eligible Participant, they may, by the 90th day following the date on which the holder ceases to be an Eligible Participant, elect to receive net of any applicable withholding taxes: (i) a cash payment equal to the number of DSUs credited to the holder’s account as of their termination date, multiplied by the Share Price of the Common Shares; (ii) Common Shares purchased on the holder’s behalf on the open market by a broker; or (iii) a combination thereof.

Notwithstanding the foregoing, the Company has the absolute discretion, subject to any necessary Shareholder and regulatory approvals, to issue to the holder such number of Common Shares from treasury as equal the number of DSUs, net of the number of DSUs that would equal the applicable withholding taxes recorded in the holder’s account on the Termination Date. In the absence of the giving of a notice of redemption, the holder will be deemed to have elected a cash payment. In the event of death of a holder, no notice of redemption shall be required and the Company shall within one calendar year in the case of a holder, make a lump sum cash payment for the benefit of the trustee, administrator or other legal representative of the individual. The lump sum cash payment would be equivalent to the cash payment on the Termination Date.

Plan Amendments

Subject to the applicable rules of the TSX, the Board may hereafter, in its absolute discretion and without the approval of Shareholders, make the following amendments to the Old DSU Plan:

(a)	amend to the termination provisions;

(b)	amend the Plan in a manner necessary or advisable because of any change in the application of securities laws;

(c)	amend Section 4 [Administration of Plan]; and

(d)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “housekeeping” nature.

Notwithstanding the foregoing, the Board may not make any of the following amendments without approval by Shareholders or disinterested Shareholders (as applicable) by ordinary resolution:

(a)	increase the number of securities issuable, otherwise than as already permitted to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	increase the number of securities issuable to Insiders, otherwise than as already permitted;

(c)	permit awards other than DSUs to be made under the Old DSU Plan;

(d)	permit DSUs to be granted to persons other than Eligible Participants on a discretionary basis; and

(e)	delete or reduce the range of amendments which require shareholder approval.

Any amendment shall not alter the terms or conditions of any DSU or impair any right of any holder of DSUs pursuant to any DSU granted prior to the amendment.

Legacy Nuuvera Options

On March 23, 2018, the Company completed its acquisition of all of the issued and outstanding shares of Nuuvera Inc. (“Nuuvera”) by court-approved plan of arrangement. Under the terms of the arrangement, all outstanding options (“Nuuvera Options”) exercisable for Nuuvera common shares (“Nuuvera Shares”) that were not exercised by 12:01 am (Toronto Time) on March 23, 2018, were exchanged for options exercisable for Common Shares (“Aphria Options”) based on an exchange ratio set out in the plan of arrangement. The terms and conditions of the Aphria Options, including the term of expiry, vesting conditions to and manner of exercising, are otherwise the same as the Options.

The Nuuvera Options were granted under Nuuvera’s stock option plan dated December 29, 2017 (the “Legacy Nuuvera Plan”). A full draft (less any amendments made by the Nuuvera board of directors that did not require shareholder approval) of the Legacy Nuuvera Plan is available in Schedule B of the management information circular for the special meeting of shareholders of Mira IX Acquisition Corp. (“Mira IX”) held December 14, 2017, at which Mira IX shareholders approved a qualifying transaction with Nuuvera. The following summary of the Legacy Nuuvera Plan is qualified in its entirety by the text of the Legacy Nuuvera Plan. Capitalized terms used in this section and not otherwise defined shall have the meanings given to them in the Legacy Nuuvera Plan. No further awards have been (or will be) issued under the Legacy Nuuvera Plan following Aphria’s acquisition of Nuuvera.

Overview

Category	Key Terms
Eligibility	Full-time or part-time employees, directors, officers, and consultants or advisors of Nuuvera or a subsidiary to Nuuvera
Assignable/ Transferable	Non-assignable and non-transferrable, other than by will or laws of succession
Shares Reserved for Issuance	12,000,000(1)
Vesting and Expiry	Specified in the relevant option agreement
Term	Not greater than 10 years from the date of grant, subject to limited extension if expiry date falls on or immediately blackout period self-imposed by Nuuvera due to existence of undisclosed material information
Exercise Price	No less than the Market Price (as defined in the Legacy Nuuvera Plan) per Nuuvera Share or such lower price permitted by stock exchange policies

Notes:

(1)	No further awards have been (or will be) issued under the Legacy Nuuvera Plan following Aphria’s acquisition of Nuuvera.

Participation Limits

Under the Legacy Nuuvera Plan, unless disinterested shareholder approval is obtained, the aggregate number of Nuuvera Options granted to:

(a)	any one person in a 12-month period must not exceed 5% of the issued and outstanding Nuuvera Shares;

(b)	any one person that was a consultant to Aphria in a 12-month period must not exceed 2% of the issued and outstanding Nuuvera Shares;

(c)	all persons retained to provide investor relations activities in a 12-month period must not exceed 2% of the issued and outstanding Nuuvera Shares;

(d)	the insiders of Nuuvera as a group must not exceed 10% percent of the issued and outstanding Nuuvera Shares.

Cessation of Entitlement

In the event that an optionee is terminated for Cause (as defined in the Legacy Nuuvera Plan) or resigns other than for Good Reason (as defined in the Legacy Nuuvera Plan), then any Options held by such optionee expire immediately and are cancelled on such date or at a time to be determined by the Nuuvera board, in its sole discretion. In the event an optionee is terminated without Cause or resigns for Good Reason, then the Options held by such Optionee continue to be exercisable until the earlier of: (i) the date that is 30 days after such optionee’s termination or resignation (which period increases to 120 days in the event of an optionee’s retirement or 180 days in the event of an optionee’s death or incapacity); and (ii) the date on which the particular Option expires pursuant to the Legacy Nuuvera Plan.

Pursuant to the Legacy Nuuvera Plan, if a Trigger Event (as defined in the Legacy Nuuvera Plan) were to occur, the Nuuvera board may, in its sole discretion: (a) accelerate conditionally or otherwise, on such terms as it saw fit, the vesting date of any Nuuvera Option; (b) permit the conditional exercise of any Nuuvera Option, on such terms as it saw fit; or (c) otherwise amend or modify the terms of the Nuuvera Option.

Awards Outstanding and Available for Grant

The aggregate maximum number of Common Shares issuable under each of the OLIP, the Old Option Plan and the Old DSU Plan is fixed at the number that is 10% of the issued and outstanding Common Shares from time to time, less the number of Common Shares issuable pursuant to all security-based compensation arrangements of the Company. An aggregate maximum number of 12,000,000 Common Shares are issuable under the Legacy Nuuvera Plan. Presently, the Company grants awards only under the OLIP.

The following table indicates, as at May 31, 2019, (a) the number of outstanding securities awarded under each security-based compensation arrangement of the Company, (b) the aggregate number of outstanding securities awarded under all arrangements, (c) the aggregate number of securities remaining available for grant under all arrangements, and (d) the aggregate maximum number of securities issuable under all arrangements.

Security-based compensation arrangement and related measures	Number of securities	Number of securities relative to the weighted average number of issued and outstanding securities in FY2019
OLIP	3,003,774	1.24%
Old Option Plan	4,666,711	1.92%
Old DSU Plan	172,918	0.07%
Legacy Nuuvera Options	258,651	0.11%
Aggregate outstanding securities awarded	8,102,054	3.34%
Remaining securities available for grant	16,174,301	6.66%
Aggregate maximum securities issuable under all arrangements	24,276,355	10.00%

Burn Rate, Dilution and Overhang (All Security-based Compensation Arrangements)

Category	FY2019	FY2018	FY2017
Burn Rate(1)	1.45%	4.27%	2.16%
Dilution(2)	3.22%	4.14%	4.27%
Overhang(3)	10.00%	9.92%	9.98%

Notes:

(1)	The number of Common Shares underlying securities (i.e., Options, RSUs and DSUs) granted in a financial year expressed as a percentage of the weighted average number of Common Shares (basic outstanding) for the same period.

(2)	Total number of Options, RSUs, and DSUs outstanding expressed as a percentage of the total number of Common Shares outstanding as at May 31, 2019.

(3)	Total number of Options, RSUs, and DSUs outstanding plus Options, RSUs, and DSUs available for issue, expressed as a percentage of the total number of Common Shares outstanding as at May 31, 2019.

Securities Authorized for Issuance under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Company’s equity compensation plan as at May 31, 2019:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by Shareholders	8,102,054(1)	$10.97	16,996,858(2)
Equity compensation plans not approved by Shareholders	Nil	Nil	Nil
Total	8,102,054	$10.97	16,996,858

Notes:

(1)	Includes 7,814,996 Options outstanding under the OLIP; 4,666,711 Options outstanding under the Old Option Plan; 91,958 DSUs outstanding under the OLIP; 172,918 DSUs outstanding under the Old DSU Plan; 195,100 RSUs outstanding under the OLIP; and 258,651 legacy options outstanding in connection with the Company’s acquisition of Nuuvera. For a description of the equity incentive plans under which the Company can issue securities that can be exercised or redeemed for Common Shares, see “Security-based Compensation Arrangements”.

(2)	Includes Common Shares issuable under Awards remaining available for grant under the OLIP. The OLIP is an evergreen plan: the maximum number of Common Shares issuable from treasury pursuant to Awards granted under the OLIP shall not exceed 10% of the total outstanding Common Shares from time to time less the number of Common Shares issuable pursuant to all other security-based compensation arrangements of the Company.

Indebtedness of Directors and Officers

No individual who is, or at any time during FY2019 was, a director or executive officer of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of any of the foregoing is, or at any time since the beginning of FY2019 has been (1) indebted to the Company or any of its subsidiaries (other than in respect of amounts which would constitute routine indebtedness) or (2) indebted to another entity, which such indebtedness is, or was at any time since the beginning of FY2019, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

No director or officer of the Company, nominee for director of the Company, Shareholder who owns more than 10% of the Common Shares of the Company (or any director or executive officer of any such Shareholder), or any known associate or affiliate of such persons had any material interest, direct or indirect, in any transaction since the commencement of FY2019, or in any proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries, other than as described in this Circular under “Board Committees – Former Committee: Special Committee”.

Interest of Certain Persons and Companies in Matters to be Acted Upon

Management of the Company is not aware of any material interest of any director, senior officer, or nominee for director of the Company, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed in this Circular.

Statement of Corporate Governance Practices

The Board and management believe that sound and effective corporate governance is essential to Aphria’s performance. In FY2019, the Company approved and adopted a comprehensive Board of Directors Manual to ensure that: (i) effective corporate governance practices are followed; (ii) the Board functions independently of management; and (iii) various recommendations arising from the Special Committee are adopted. In addition, the Nominating and Governance Committee reviews the Company’s corporate governance practices and procedures on a regular basis to ensure that they address significant issues of corporate governance.

The key policies and documents of the Board of Directors Manual include the following:

•	Mandate of the Board

•	Charters of the Board Committees

○	Audit Committee

○	Nominating and Governance Committee

○	Compensation Committee

•	Code of Business Conduct and Ethics

•	Whistleblower Policy

•	Corporate Disclosure Policy

•	Insider Trading Policy

•	Delegation of Authority Policy

•	Policy Regarding Investments and Other Opportunities (aka Corporate Opportunity Policy)

The following sections set out a description of Aphria corporate governance practices as approved by the Board and in accordance with the requirements set out in National Instrument 58-101 – Disclosure of Corporate Governance Practices. A copy of our Board Mandate is attached to this Circular as Exhibit "A".

Independence

The Board currently has nine directors, all of whom are independent (as determined in accordance with NI 52-110) except Irwin D. Simon, who is the Interim CEO of the Company.

Outside Directorships

The Board has adopted a policy whereby no director may serve on the boards of more than five public or private companies, or equivalent bodies of non-corporate entities, that are not affiliated with the Company, without the prior consent of the Nominating and Governance Committee.

The following table sets out the directors of the Company that are, or have been within the last five years, directors of other reporting issuers.

Director	Reporting issuer	Dates held
Irwin D. Simon	MDC Partners Inc Act II Global Acquisition Corp. Barnes & Noble, Inc.	Apr 2013 – present April 2019 – present Oct 2018 – Aug 2019
Jodi Butts (nominee)	Canada Goose Holdings Inc.	Nov 2017 – present
Renah Persofsky	SOL Global Investments Corp.	Mar 2018 – Apr 2018
Walter Robb	The Container Store Group Incorporated Whole Foods Market, Inc.	Sep 2013 – present May 2010 – Aug 2017

Meetings of Independent Directors

The Board believes that, given its size and structure, it is able to facilitate independent judgment in carrying out its responsibilities. Furthermore, the Board has adopted a policy whereby the independent directors hold a portion of each meeting without management present.

Attendance

The following table sets out the total number of meetings held by the Board and each of its standing committees in FY2019.

Body	Meetings held
Board	27
Audit Committee	5
Nominating and Governance Committee	6
Compensation Committee	6

The attendance record of each individual that was a director during FY2019 is set out below.

Director	Board	Audit Committee	Nominating and Governance Committee	Compensation Committee
Irwin D. Simon(1)	8/8	-	-	-
John M. Herhalt(2)	18/19	4/4	-	-
Shlomo Bibas(3)	15/15	2/2	-	6/6
Shawn Dym	25/27	3/3	5/6	-
David Hopkinson(4)	1/1	-	-	-
Tom Looney(3)	15/15	2/2	-	6/6
Renah Persofsky	25/27	3/3	6/6	-
Walter Robb(4)	0/1	-	-	-
Michael Serruya(3)	15/15	-	6/6	6/6
Dennis Staudt(5)	8/8	1/1	-	-
Philip Waddington(6)	11/11	-	-	-
Cole Cacciavillani(7)	22/24	-	-	-
John Cervini(7)	23/24	-	-	-
Vic Neufeld(7)	21/24	-	-	-

Notes:

(1)	Irwin D. Simon was appointed as a director on December 27, 2018.

(2)	John M. Herhalt was appointed as a director on September 14, 2018.

(3)	Shlomo Bibas, Tom Looney, and Michael Serruya were elected as directors at the annual and special meeting of shareholders held on November 2, 2018.

(4)	David Hopkinson and Walter Robb were appointed as directors on April 11, 2019. Mr. Robb was unable to attend his first Board meeting, which date had been set prior to his director appointment, due to a scheduling conflict.

(5)	Dennis Staudt resigned as a director effective September 14, 2018.

(6)	Philip Waddington did not stand for re-election as a director at the annual and special meeting of shareholders held on November 2, 2018, and accordingly he ceased to be a director at the close of the meeting.

(7)	Cole Cacciavillani, John Cervini, and Vic Neufeld resigned as directors effective March 1, 2019.

Chair of the Board

Irwin D. Simon serves as Chair of the Board (the “Chair”) and is not considered independent due to his position as Interim CEO. The primary functions of the Chair are to facilitate the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The Chair’s key responsibilities include duties relating to setting Board meeting agendas, chairing Board and Shareholders’ meetings, director development, providing input on potential director candidates and communicating with Shareholders and regulators.

The mandate of the Chair of the Board has been posted on the Company’s website at aphriainc.com/investors.

Lead Director

John M. Herhalt, an independent director, serves as lead director of the Board, having been appointed to such position by the independent directors on November 2, 2018. Dennis Staudt served as lead director until his resignation as a director of the Company on September 14, 2018.

Where the Chair is not an independent director, the lead director’s key responsibilities include duties relating to setting Board meeting agendas, chairing Board and Shareholders’ meetings, director development, providing input on potential director candidates and communicating with Shareholders and regulators.

The mandate of the lead director of the Board has been posted on the Company’s website at aphriainc.com/investors.

Board Tenure

Aphria has not adopted a policy which imposes term limits for directors. We believe that it is crucial that directors understand our industry and our business and this requires a certain length of tenure on the Board. Long-term directors accumulate extensive company knowledge while new directors bring new experience and perspectives to the Board. It is important to achieve an appropriate balance of both to ensure an effective Board.

Director and Executive Officer Diversity

The Company has adopted a policy that sets out its approach to achieving and maintaining diversity on the Board and within senior management, a summary of which is set out below.

The Company believes in diversity and values the benefits that diversity can bring to its Board and senior management. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group think, and ensures that the Company has the opportunity to benefit from all available talent. The promotion of a diverse Board and senior management makes prudent business sense and makes for better corporate governance.

The Company believes that it benefits from a diversity of viewpoints, backgrounds, skills, and experience. The Company recognizes that gender diversity is a significant component of diversity and acknowledges the important role that women, with appropriate and relevant skills and experience, play in contributing to the Company’s stewardship and management. The Company seeks to maintain a Board and senior management comprised of talented and dedicated individuals with a diverse mix of expertise, experience, skills and backgrounds.

In respect of both the Board and senior management, the Company is committed to a merit-based system within a diverse and inclusive culture which solicits multiple perspectives and views and is free from bias or discrimination. Accordingly, the Nominating and Governance Committee, and any other person or committee responsible for the selection and retention of director nominees or senior management appointees, shall follow a balanced approach in identifying the factors to be considered as new members are added to the team, and shall consider talents, experience, functional expertise, as well as personal skills, character, and qualities. In particular, they shall consider the representation of women when making recommendations with a view to continuing to broaden recruiting efforts to attract and retain qualified female candidates.

The Nominating and Governance Committee will also engage in periodic evaluation of individual directors to identify strengths and areas for improvements, take measures to ensure that the nominee recruitment and identification process fosters progression of diverse candidates, and make recommendations in respect of diverse representation on the Board.

Currently, one director of Aphria is a woman (11% of the Board). If all of the Company’s director nominees are elected at the Meeting, two of Aphria’s directors will be women (29% of the Board). Additionally, one executive officer is a woman (20% of executive officers) and five members of the Company’s full senior management team are women (42% of the full senior management team). Aphria aspires to attain, by its annual meeting of shareholders in 2021, and thereafter maintain, a target of at least 30% women on its Board and its executive officer team. Aphria will continue to promote its objectives through the initiatives set out in the diversity policy with a view to identifying and fostering the development of a suitable pool of candidates for nomination or appointment over time.

Assessments

The Board is in the process of developing a peer assessment process for individual directors. This is an initiative of the Nominating and Governance Committee for the upcoming year.

Mandate of the Board of Directors

The Board is responsible for supervising the management of Aphria business and affairs and has adopted the written mandate set out in Exhibit "A". The Board’s principal responsibilities relate to the stewardship of management and are summarized below:

•	Strategic planning – The Board reviews and approves Aphria’s strategic planning process and annual strategic plan in light of Management’s assessment of emerging trends, the competitive environment, risk issues and significant business practices and products.

•	Risk management – The Board reviews management reports on material risks associated with our businesses and operations, the implementation by Management of systems to manage these risks and material deficiencies in the operation of these systems.

•	Human resources management – The Board with assistance from the Compensation Committee reviews Aphria’s approach to human resource management and executive compensation, the extent to which senior management fosters a culture of integrity and succession planning for the Chief Executive Officer and key senior management positions.

•	Financial corporate governance – The Board with assistance from the Nominating and Governance Committee reviews Aphria’s approach to corporate governance, director independence, Aphria’s Code of Business Conduct and Ethics, and policies relating to reputation and legal risk.

•	Financial information – The Board with assistance from the Audit Committee reviews Aphria’s internal controls relating to financial information, management reports on material deficiencies relating to those controls and the integrity of Aphria’s financial information and systems.

•	Communications – The Board reviews Aphria’s overall communications strategy, measures for receiving Shareholder feedback and compliance with Aphria’s disclosure policy.

•	Board committees – The Board establishes committees and their mandates and requires committee chairs to present a report to the Board on material matters considered by the committee at the next Board meeting.

The mandate of the Board is reviewed and considered by the Board for approval each year.

Position Descriptions (Mandates)

The Board has adopted a written position description (mandate) for the Chair, which sets out the Chair of the Board’s key responsibilities, including, among others, duties relating to setting Board meeting agendas, chairing Board and Shareholders’ meetings, director development and communicating with Shareholders and regulators. See “Chair of the Board”, above. The Board has also adopted a written position description (mandate) for the lead director of the Board. See “Lead Director”, above.

The Board has adopted a written position description (mandate) for the chair of each of the Audit Committee, Nominating and Governance Committee, and Compensation Committee, which sets out such chair’s key responsibilities, including, among others, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee members and management to ensure, to the greatest extent possible, the effective functioning of the committee. The mandates of the committee chairs have been posted on the Company’s website at aphriainc.com/investors.

Orientation and Continuing Education

The Board of Directors Manual serves as comprehensive orientation materials for new and continuing Board members on the Company’s governance and policies. In addition, the Company provides ad hoc and as-needed orientation and education to new Board members on an individualized basis. The Company also supports continuing education for Board members and provides reimbursement for its directors that attend programming offered by the Institute of Corporate Directors.

Nomination of Directors

The Nominating and Governance Committee oversees the nomination of directors – it proposes to the Board nominees it believes to be qualified as directors and, in doing so, considers both the opportunities and risks facing Aphria, Aphria’s Diversity Policy, and the independence, expertise, experience, personal qualities and ability to make the necessary time commitment of a director in order to add value to Aphria. Aligned with the Company’s longer term strategic focus, the Nominating and Governance Committee develops and maintain a matrix that specifies the existing experience and strengths of Board members, as well as areas of expertise and experience that should be represented on the Board. The Nominating and Governance Committee monitors the current and future profile of the Board and determines the skills and competencies it should seek in new Board members.

Board Skills Matrix

The table below lists the top five skills and competencies of each director nominee.

	I. Simon	J.M. Herhalt	J. Butts	D. Hopkinson	T. Looney	R. Persofsky	W. Robb
Executive leadership / strategy	✓		✓	✓	✓	✓
CPA designation / CFO experience		✓
Finance and capital markets							✓
Information technology and innovation						✓
International business	✓	✓		✓	✓	✓	✓
Legal and regulatory		✓	✓
Lifestyle industries				✓	✓
Pharmaceutical / biomedical industry			✓
Public company board experience	✓		✓				✓
Public company CEO experience	✓						✓
Retail / consumer products		✓		✓	✓		✓
Consulting experience		✓				✓
Marketing / branding	✓		✓	✓	✓	✓

Majority Voting Policy

The Board has adopted a majority voting policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes ‘‘withheld’’ than votes ‘‘for’’ shall tender their resignation to the Chair of the Board promptly following the Shareholders’ meeting. The Nominating and Governance Committee will consider the offer of resignation and will make a recommendation to the Board on whether to accept such offer. In considering whether or not to accept the resignation, the Nominating and Governance Committee will consider all factors deemed relevant by the members of the Nominating and Governance Committee. The Nominating and Governance Committee will be expected to recommend acceptance of the resignation except in situations where “exceptional circumstances” (as provided in the TSX Company Manual) would warrant the applicable director continuing to serve on the Board. The Board will make the final decision as to whether or not to accept the recommendation and announce their decision in a press release, a copy of which shall be concurrently delivered to the TSX, within 90 days following the date of the Shareholders’ meeting. Should the Board decline to accept the resignation, such press release will state the reasons for the Board’s decision. The resignation of a director will be effective when accepted by the Board. A director who tenders their resignation pursuant to this policy will not participate in any meeting of the Board or the Nominating and Governance Committee at which their resignation is considered.

Regulatory Matters

In accordance with the requirements of the Cannabis Act, each director of the Company must hold a security clearance. As a result of changes to the Board during FY2019, certain of the director nominees do not currently hold a security clearance. As at the date of this Circular, applications to obtain security clearance for Irwin D. Simon, Jodi Butts, David Hopkinson and Walter Robb are in process with Health Canada. Until such time as a director has received security clearance, such director will not vote on any matter related to the Canadian operations of the Company. Any director that does not ultimately obtain the necessary regulatory approvals under the Cannabis Act shall tender their resignation to the Chair of the Board.

Board Committees

As at the date of this Circular, the Board has three committees: the Audit Committee, the Nominating and Governance Committee, and the Compensation Committee.

The Nominating and Governance Committee identifies and recommends to the Board the names of directors to serve as members of the other committees of Aphria as may exist from time to time. In addition, the Nominating and Governance Committee recommends to the Board a member of each Board committee to serve as chair of the applicable committee, and identifies names of directors to fill vacancies on committees.

Audit Committee

As at October 4, 2019, the Audit Committee consisted of Shlomo Bibas, John M. Herhalt and Tom Looney, all of whom are considered “independent” within the meaning of NI 52-110. The Audit Committee was established to assist the Board in fulfilling its oversight responsibilities relating to Aphria’s financial statements and accounting practices. In particular, the purpose of the Audit Committee is to serve as an independent and objective body to: (i) ensure that an effective risk management and financial control framework has been implemented and tested by management of Aphria; (ii) oversee the qualifications, performance, and independence of the independent external auditors; (iii) oversee the performance of Aphria’s internal audit function; (iv) oversee Aphria’s systems of internal control regarding finance, accounting, and legal compliance established by Aphria’s management and the Board; and (v) perform such other duties as are directed by the Board.

For more information, please see “Audit Committee Information” starting on page 67 of the Company’s Annual Information Form for FY2019, which has been posted on the Company’s website at aphriainc.com/investors and on Aphria’s profile at www.SEDAR.com. The full text of the Audit Committee’s charter is also contained in the Annual Information Form.

Nominating and Governance Committee

As at October 4, 2019, the Nominating and Governance Committee consisted of Shawn Dym, Renah Persofsky and Michael Serruya, all of whom are considered “independent” within the meaning of NI 52-110. The Nominating and Governance Committee was established to assist the Board in: (i) identifying potential nominees to the Board; (ii) assessing the effectiveness of the directors, the Board and the various committees of the Board and the composition of the Board and its committees; (iii) discharging its responsibilities regarding the compensation of the non-executive members of the Board; and (iv) developing and recommending to the Board governance principles and policies and otherwise assisting to discharge the Board’s responsibilities related to overall corporate governance of the organization.

Compensation Committee

As at October 4, 2019, the Compensation Committee consisted of Shlomo Bibas, Tom Looney and Michael Serruya, all of whom are considered “independent” within the meaning of NI 52-110. The Compensation Committee was established to assist the Board in: (i) supporting the CEO in its responsibilities regarding executive compensation; (ii) setting objectives for the CEO and evaluating the CEO’s performance; (iii) monitoring management’s succession plan for the CEO and other senior management; and (iv) monitoring compliance with the Company’s minimum share ownership policy.

Former Committee: Special Committee

On September 27, 2018, the Company announced the closing of its acquisition of 100% of the issued and outstanding common shares of LATAM Holdings Inc., a direct, wholly-owned subsidiary of Scythian Biosciences Ltd. for aggregate transaction consideration of US$193,000,000, plus the Company assuming US$1,000,000 in existing debt (the “Transaction”).

On December 6, 2018, the Company established a special committee (the “Special Committee”) to (i) undertake a review of the Transaction and (ii) confirm whether the Transaction conformed with all Company policies and generally accepted corporate governance practices. The Special Committee was comprised of John M. Herhalt (chair), Shlomo Bibas and Tom Looney, all of whom are considered “independent” within the meaning of NI 52-110. The Special Committee was assisted by independent legal advisor Lenczner Slaght Royce Smith Griffin LLP, independent forensic advisors Deloitte LLP and independent financial advisors Duff & Phelps Canada Limited. The Special Committee’s work included a review of certain of the Company’s books and records and other documents, and meetings with certain financial and legal advisors to the Company and, where available, certain members of senior management and the Board.

On February 15, 2019, the Board considered and accepted the Special Committee’s determination that, among other things, while consideration for the assets purchased was within an acceptable range as compared to similar acquisitions by competitors (be it near the top of the range of observable valuation metrics), and while the Transaction was approved by the independent directors of the Board after obtaining a third-party fairness opinion, with the non-independent directors recusing themselves from the deliberations and voting, it appeared as though certain of the non-independent directors had conflicting interests in the acquisition that were not fully disclosed to the Board. As a result, the Special Committee recommended areas of improvement to position the Company as a leader in corporate governance and management practices, which the Board unanimously agreed to adopt. Subsequently, on April 11, 2019, the Company adopted a comprehensive Board of Directors Manual incorporating the recommendations arising from the Special Committee. The mandate of the Special Committee was terminated on February 19, 2019.

Further detail with respect to the Special Committee and the Transaction is available in the Company’s press releases dated July 17, 2018, December 6, 2019, and February 15, 2019.

Former Committee: Independent Committee

On December 21, 2018, the Company established an independent committee (the “Independent Committee”) to receive details of, consider and evaluate the expression of interest received from Green Growth Brands Ltd. (formerly Xanthic Biopharma Inc.) and direct the Company’s response thereto. For more information about the Independent Committee and its recommendations, see the press release and Directors’ Circular of the Company, each dated February 6, 2019. The Independent Committee was comprised of Michael Serruya (chair), Shlomo Bibas and Renah Persofsky, all of whom are considered “independent” within the meaning of NI 52-110, and was dissolved on April 25, 2019.

Former Committee: Compensation, Nominating and Governance Committee

Following the annual and special meeting of shareholders held on November 2, 2018, the Board dissolved the Compensation, Nominating and Governance Committee and divided its responsibilities between two newly-established committees: the Compensation Committee and the Nominating and Governance Committee.

Minimum Share Ownership Policy

The Board believes that it is in the best interests of the Company and its Shareholders to align the economic interests of the Company’s senior executives and independent directors with those of the Shareholders. To achieve this, the Compensation Committee has recommended, and the Board has adopted, a minimum share ownership policy.

The policy is applicable to all of the senior executives and the independent directors of the Company pursuant to which each senior executive and the independent directors is expected to establish over a period of five years, ownership of a prescribed number of Common Shares and/or DSUs, as applicable, which have a value which is equivalent to the following multiples of the senior executive’s base salary or, in the case of an independent director, the base annual cash retainer paid to such independent director by the Company (based on the market value of the Common Shares on the TSX) and subsequently maintain such minimum ownership position for the duration of their tenure:

Position	Share Ownership Guideline
Chief Executive Officer	3× base salary
Independent Directors	2× base annual cash retainer
Chief Financial Officer	1× base salary
Other Officers	0.5× base salary

The following may be used in determining share ownership:

1.	Shares owned directly (including through open market purchases);

2.	Shares owned jointly or separately by the individual’s spouse;

3.	Shares held in trust for the benefit of the officer or director, their spouse, and/or children residing at the same residence; and

4.	Vested DSUs and vested RSUs.

Unexercised stock options (whether vested or not vested), unvested RSUs, convertible debt and warrants do not count toward meeting these guidelines until they have been converted or exercised into Common Shares.

The value of the ownership requirement is based upon the senior executive’s then current base salary or independent director’s base annual cash retainer at the end of May of each year and will be based on the closing price of the Company’s Shares on the TSX on May 31 of the same financial year.

The level of ownership is expected to be satisfied by each officer or director within five years after first becoming subject to these guidelines, the original policy required officers of the Company to purchase a minimum of 25,000 Common Shares within the first year of their hire and each director was to possess a minimum of 25,000 Common Shares prior to the record date of the meeting of shareholders in which they were first elected. Once the officer’s or director’s level of ownership satisfies the applicable guideline, such ownership levels are expected to be maintained for as long as the officer or director remains in their role with the Company. In the event of an increase in an officer’s base salary or a director’s base annual cash retainer, such individual will have five years from the time of the increase to acquire any additional Shares required to meet these guidelines if necessary. Until such time that each individual officer meets the level of ownership of the guideline, that officer shall be awarded one half of their annual bonus in DSUs.

Anti-Hedging Policy

Under the Company’s insider trading policy, Company insiders are not permitted to enter into any transaction that has the effect of offsetting the economic value of any direct or indirect interest of such insiders in securities of Aphria. This includes the purchase of financial instruments such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such Insiders as compensation or otherwise held directly or indirectly by such Insiders. Hedging may also not be utilized to otherwise offset the value of any shareholding requirements under Aphria’s share ownership requirements for executive management and directors.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics applicable to all directors, officers, and employees of, and all consultants and contractors to, the Company, and which has been posted on the Company’s website at aphriainc.com/investors and on Aphria’s profile at www.SEDAR.com. Each person to whom the Code applies must provide an annual certification of compliance with the Code, confirming compliance with all laws, rules, and regulations of the jurisdictions where they carry out their duties and where the Company is conducting its business activities, as well as compliance with all Company policies.

Approval

The contents and delivery of this Circular have been approved by the Board and a copy has been sent to each Shareholder who is eligible to receive notice of and vote their shares at the Meeting, as well as to each director and to the auditors.

BY ORDER OF THE BOARD OF DIRECTORS

“Irwin D. Simon”

Irwin D. Simon Interim Chief Executive Officer and Chair of the Board of Directors

Exhibit "A"
Board Mandate

1.0	Introduction

The board of directors (the "Board") of Aphria Inc. ("Aphria" or the "Company") is elected by the shareholders of Aphria and is responsible for the stewardship of Aphria. The purpose of this mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

2.0	Chairman of the Board

The Chair of the Board ("Chair") will be appointed by the Board, after considering the recommendation of the Nominating and Governance Committee, for such term as the Board may determine. If the Chair is not an Independent Director, the Board shall appoint a Lead Director who must be an Independent Director.

3.0	Independence

At least two-thirds of the directors on the Company's Board shall be Independent Directors.

4.0	Role and Responsibilities of the Board

The role of the Board is to represent the shareholders of Aphria, enhance and maximize shareholder value and conduct the business and affairs of Aphria ethically and in accordance with the highest standards of corporate governance. The Board is ultimately accountable and responsible for providing independent, effective leadership in supervising the management of the business and affairs of Aphria. The responsibilities of the Board include:

(a)	managing conflicts of interest, including ensuring that no appearance of a conflict of interest could taint the Board's deliberations;

(b)	candour with and loyalty to the Company;

(c)	maintaining confidential information;

(d)	adopting a strategic planning process;

(e)	being involved in the early stages of all key transactions and initiatives;

(f)	reviewing and approving annual operating plans and budgets;

(g)	overseeing the Company's commitment to corporate social responsibility, ethics and integrity;

(h)	regularly assessing the abilities, judgement and integrity of management and considering whether any changes are required;

(i)	succession planning, including the appointment, training and supervision of management;

(j)	delegations and general approval guidelines for management;

(k)	monitoring financial reporting and management;

(l)	monitoring internal control and management information systems;

(m)	corporate disclosure and communications;

(n)	cooperating with any Special Committee investigation;

(o)	adopting measures for receiving feedback from stakeholders; and

(p)	adopting key corporate policies designed to ensure that Aphria, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity.

Meetings of the Board will be held at least quarterly, with additional meetings to be held depending on the state of Aphria's affairs and in light of opportunities or risks which Aphria faces. Board members are expected to attend a minimum of 75% of Board meetings and meetings of committees on which they serve, as well as each annual meeting of the shareholders of Aphria. In addition, the Board shall meet without management for a portion of each meeting of the Board and each committee of the Board.

The Board will delegate responsibility for the day-to-day management of Aphria's business and affairs to Aphria's senior officers and will supervise such senior officers appropriately.

The Board may delegate certain matters it is responsible for to Board committees, presently consisting of (i) the Audit Committee, (ii) the Compensation Committee and (iii) the Nominating and Governance Committee. The Board will, however, retain its oversight function and ultimate responsibility for these matters and all delegated responsibilities.

5.0	Strategic Planning Process and Risk Management

The Board will adopt a strategic planning process to establish objectives and goals for Aphria's business and will review, approve and modify as appropriate the strategies proposed by senior management to achieve such objectives and goals. The Board will review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of Aphria's business and affairs.

The Board, in conjunction with management, will identify the principal risks of Aphria's business and oversee management's implementation of appropriate systems to effectively monitor, manage and mitigate the impact of such risks.

6.0	Critical Corporate Governance Training

The Board will ensure critical baseline levels of awareness of good corporate governance practices by requiring 1) certification and training for nominated directors with limited public company experience and 2) ongoing and enhanced training for senior management.

7.0	Corporate Social Responsibility, Ethics and Integrity

The Board will provide leadership to Aphria in support of its commitment to Corporate Social Responsibility, set the ethical tone for Aphria and its management and foster ethical and responsible decision making by management. The Board will take all reasonable steps to satisfy itself of the integrity of the Chief Executive Officer and management and satisfy itself that the Chief Executive Officer and management create a culture of integrity throughout the organization.

8.0	Succession Planning, Appointment and Supervision of Management

The Board will approve the succession plan for Aphria, including the selection, appointment, supervision and evaluation of the Chief Executive Officer and the other senior officers of Aphria, and will also approve the compensation of the Chief Executive Officer and the other senior officers of Aphria.

9.0	Delegations and Approval Authorities

The Board will delegate to the Chief Executive Officer and senior management authority over the day-to-day management of the business and affairs of Aphria. This delegation of authority will be subject to specified financial limits and any transactions or arrangements in excess of general authority guidelines will be reviewed by and subject to the prior approval of the Board.

10.0	Monitoring of Financial Reporting and Management

The Board will approve all regulatory filings, including the annual audited financial statements, interim financial statements, the notes and management discussion and analysis accompanying such financial statements, quarterly and annual reports, management proxy circulars, annual information forms, prospectuses, and all capital investments as deemed necessary, equity financings, borrowings and all annual operating plans and budgets.

The Board will adopt procedures that seek to: ensure the integrity of internal controls and management information systems; ensure compliance with all applicable laws, rules and regulations; and prevent violations of applicable laws, rules and regulations relating to financial reporting and disclosure, violations of Aphria's Code of Business Conduct and Ethics and fraud against shareholders.

11.0	Corporate Disclosure and Communications

The Board will seek to ensure that all corporate disclosure complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which Aphria's securities are listed. In addition, the Board will adopt procedures that seek to ensure the Board receives feedback from security holders on material issues.

12.0	Corporate Policies

The Board will adopt and annually review policies and procedures designed to ensure that Aphria, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct Aphria's business ethically and with honesty and integrity. Principal policies consist of:

(a)	Code of Business Conduct and Ethics

(b)	Board Chair Mandate

(c)	Lead Director Mandate

(d)	Audit Committee Charter

(e)	Audit Committee Chair Mandate

(f)	Nominating and Governance Committee Charter

(g)	Nominating and Governance Committee Chair Mandate

(h)	Compensation Committee Charter

(i)	Compensation Committee Chair Mandate

(j)	Conflict of Interest Policy

(k)	Corporate Disclosure Policy

(l)	Delegation of Authority Policy

(m)	Director Independence Policy

(n)	Diversity Policy

(o)	Guidelines Regarding Corporate Transactions

(p)	Insider Trading Policy

(q)	Interlocking Directorships and Over-boarding Policy

(r)	Majority Voting Policy

(s)	Minimum Share Ownership Policy

(t)	Policy Regarding Investments and Other Opportunities (Corporate Opportunity Policy)

(u)	Policy Regarding the Retention of Experts for Corporate Transactions

(v)	Whistleblower Policy

13.0	Review of Mandate

The Board will annually review and assess the adequacy of, and compliance with, this mandate and recommend any proposed changes to the Board for consideration.